File No. 70-10199

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                   ------------------------------------------
                                   Form U-1/A
                   Amendment No. 2 to Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                   ------------------------------------------

                                   Enron Corp.
                        Indicated Enron Corp. affiliates
                                and subsidiaries
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                  --------------------------------------------
                                       N/A
                    (Name of top registered holding company)
                  --------------------------------------------

                                   Enron Corp.
                           Attn.: Corporate Secretary
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

  Robert H. Walls, Jr.          William S. Lamb          Sonia C. Mendonca
     General Counsel        LeBoeuf, Lamb, Greene &   LeBoeuf, Lamb, Greene &
    David M. Koogler             MacRae, L.L.P.            MacRae, L.L.P.
Assistant General Counsel     125 West 55th Street   1875 Connecticut Avenue NW
       Enron Corp.          New York, NY 10019-5389     Washington, DC 20009
 1221 Lamar, Suite 1600    Telephone: (212) 424-8170 Telephone: (202) 986-8195
 Houston, TX 77010-1221    Facsimile: (212) 424-8500 Facsimile: (202) 956-3321
Telephone: (713) 853-6161
Facsimile: (713) 646-6227
Facsimile: (713) 646-3092

                                TABLE OF CONTENTS


Item 1. Description of the Proposed Transactions...............................1
   A. Introduction and General Request.........................................1
   B. Enron and its Subsidiaries...............................................3
   C. The Bankruptcy Cases and the Chapter 11 Plan.............................3
      1. The chapter 11 plan represents a compromise and settlement of significant issues.................................................5
      2. Property to be Distributed Under the Plan.............................6
   D. Key Elements of the Plan.................................................8
      1. The Sale or Distribution of Portland General..........................8
        a. Sale of Portland General............................................8
        b. Distribution of Portland General Shares.............................9
      2. Formation of Prisma and CrossCountry and the Disposition of
         the Debtors' Other Assets, Generally.................................11
        a. Prisma.............................................................12
        b. CrossCountry.......................................................14
        c. Other Assets and Claims............................................17
   E. Treatment of Claims.....................................................17
   F. The Creditor Solicitation and Confirmation of the Plan..................18
   G. Administration of the Estates...........................................20
      1. Post-Confirmation Administration.....................................20
      2. Post-Effective Date Administration...................................21
   H. Overall Fairness of the Plan............................................22

Item 2. Fees, Commission and Expenses.........................................23

Item 3. Applicable statutory provisions and legal analysis....................24

Item 4. Regulatory approvals..................................................25

Item 5. Procedure.............................................................25

Item 6. Exhibits and Financial Statements.....................................26

Item 7. Information as to Environmental Effects...............................26

                                     GLOSSARY

Term                    Definition                                                 Source

Administrative          Any Claim constituting a cost or expense of                Plan, ss. 1.5,
Expense Claims          administration of the chapter 11 cases asserted or         at pp. 3-14.
                        authorized to be asserted in accordance with sections
                        503(b) and 507(a)(1) of the Bankruptcy Code during the
                        period up to and including the Effective Date,
                        including, without limitation, any actual and necessary
                        costs and expenses of preserving the estates of the
                        Debtors, any actual and necessary costs and expenses of
                        operating the businesses of the Debtors in Possession,
                        any post-Petition Date loans and advances extended by
                        one Debtor to another Debtor, any costs and expenses of
                        the Debtors in Possession for the management,
                        maintenance, preservation, sale or other disposition of
                        any assets, the administration and implementation of the
                        Plan, the administration, prosecution or defense of
                        Claims by or against the Debtors and for distributions
                        under the Plan, any guarantees or indemnification
                        obligations extended by the Debtors in Possession, any
                        Claims for reclamation in accordance with section
                        546(c)(2) of the Bankruptcy Code allowed pursuant to
                        Final Order, any Claims for compensation and
                        reimbursement of expenses arising during the period from
                        and after the respective Petition Dates and prior to the
                        Effective Date and awarded by the Bankruptcy Court in
                        accordance with sections 328, 330, 331 or 503(b) of the
                        Bankruptcy Code or otherwise in accordance with the
                        provisions of the Plan, whether fixed before or after
                        the Effective Date, and any fees or charges assessed
                        against the Debtors' estates pursuant to section 1930,
                        chapter 123, Title 28, United States Code.

Allowed                 An Administrative Expense Claim, to the extent it is or    Plan, ss. 1.7,
Administrative          has become an Allowed Claim.                               at p. 4.
Expense Claim

Allowed Claim/Allowed   Any Claim against or Equity Interest in any of the         Plan, ss. 1.8,
Equity Interest         Debtors or the Debtors' estates, (i) proof of which was    at p. 4.
                        filed on or before the date designated by the Bankruptcy
                        Court as the last date for filing such proof of claim
                        against or equity interest in any such Debtor or such
                        Debtor's estate, (ii) if no proof of Claim or Equity
                        Interest has been timely filed, which has been or
                        hereafter is listed by such Debtor in its Schedules as
                        liquidated in amount and not disputed or contingent or
                        (iii) any Equity Interest registered in the



                        stock register maintained by or on behalf of the Debtors as of the Record Date, in each such case in clauses (i),
                        (ii) and (iii) above, a Claim or Equity Interest as to which no objection to the allowance thereof, or action to equitably subordinate or otherwise limit recovery with respect thereto, has been interposed within the applicable period of limitation fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules or a Final Order, or as to which an objection has been interposed and such Claim has been allowed in whole or in part by a Final
                        Order. For purposes of determining the amount of an "Allowed Claim", there shall be deducted therefrom an amount equal to the amount of any claim which the Debtors may hold against the holder thereof, to the extent such claim may be set off pursuant to applicable non-bankruptcy law. Without in any way limiting the foregoing, "Allowed Claim" shall include any Claim arising from the recovery of property in accordance with sections 550 and 553 of the Bankruptcy Code and allowed in accordance with section 502(h) of the Bankruptcy
                        Code, any Claim allowed under or pursuant to the terms of the Plan or any Claim to the extent that it has been allowed pursuant to a Final Order; provided, however, that (i) Claims allowed solely for the purpose of voting to accept or reject the Plan pursuant to an order of the Bankruptcy Court shall not be considered "Allowed
                        Claims" hereunder unless otherwise specified herein or by order of the Bankruptcy Court, (ii) for any purpose under the Plan, other than with respect to an Allowed
                        ETS Debenture Claim, "Allowed Claim" shall not include interest, penalties, or late charges arising from or relating to the period from and after the Petition Date and (iii) "Allowed Claim" shall not include any Claim subject to disallowance in accordance with section
                        502(d) of the Bankruptcy Code.

Allowed Enron Common    An Enron Common Equity Interest, to the extent it is or    Plan, ss. 1.11,
Equity Interests        has become an Allowed Equity Interest.                     at p. 5.

Allowed Enron           An Enron Preferred Equity Interest, to the extent it is    Plan, ss. 1.13,
Preferred Equity        or has become an Allowed Equity Interest.                  at p. 5.
Interests

Allowed Guaranty        A Guaranty Claim, to the extent it is or has become an     Plan, ss. 1.20,
Claims                  Allowed Claim.                                             at p. 5.



Allowed Intercompany    An Intercompany Claim, to the extent it is or has become   Plan, ss. 1.21,
Claims                  an Allowed Claim and as set forth on Exhibit "F" of the    at p.5.
                        Plan; provided, however, that, based upon a methodology
                        or procedure agreed upon by the Debtors, the Creditors'
                        Committee and the ENA Examiner and set forth in the Plan
                        Supplement, the amount of each such Intercompany Claim
                        may be adjusted pursuant to a Final Order of the
                        Bankruptcy Court entered after the date of the
                        Disclosure Statement Order to reflect (a) Allowed
                        Claims, other than Guaranty Claims, arising from a
                        Debtor satisfying, or being deemed to have satisfied,
                        the obligations of another Debtor, (b) Allowed Claims
                        arising under section 502(h) of the Bankruptcy Code
                        solely to the extent that a Debtor does not receive a
                        full recovery due to the effect of the proviso set forth
                        in Section 28.1 of the Plan or (c) Allowed Claims
                        arising from the rejection of written executory
                        contracts or unexpired leases between or among the
                        Debtors, other than with respect to Claims relating to
                        the rejection damages referenced in Section 34.3 hereof.

Allowed General         A General Unsecured Claim, to the extent it is or has      Disclosure
Unsecured Claims        become an Allowed Claim.                                   Statement,
                                                                                   at p. A-5

Ballot                  The form distributed to each holder of an impaired Claim   Plan, ss. 1.36,
                        on which is to be indicated acceptance or rejection of     at p. 7.
                        the Plan.

Ballot Date             The date established by the Bankruptcy Court and set       Plan, ss. 1.37,
                        forth in the Disclosure Statement Order for the            at p. 7.
                        submission of Ballots and the election of alternative
                        treatments pursuant to the terms and provisions of the
                        Plan.

BBPL                    The Bolivia-to-Brazil pipeline.                            Disclosure
                                                                                   Statement,
                                                                                   at p. A-8.

Business Day            A day other than a Saturday, a Sunday or any other day     Plan, ss. 1.41,
                        on which commercial banks in New York, New York are        at p. 7.
                        required or authorized to close by law or executive
                        order.

Claim                   Any right to payment from the Debtors or from property     Plan, ss. 1.46,
                        of the Debtors or their estates, whether or not such       at p. 8.
                        right is reduced to judgment, liquidated, unliquidated,
                        fixed, contingent, matured, unmatured, disputed,
                        undisputed, legal, equitable, secured, or unsecured,
                        known or unknown



                        or asserted; or any right to an equitable remedy for breach of performance if such breach gives rise to a right of payment from the Debtors or from property of the Debtors, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured.

Common Equity           The beneficial interests in the Common Equity Trust, in    Plan, ss. 1.55,
Trust Interests         a number equal to the outstanding shares of Exchanged      at p. 9.
                        Enron Common Stock, to be allocated to holders of
                        Allowed Enron Common Equity Interests.

Confirmation Date       The date the Clerk of the Bankruptcy Court enters the      Plan, ss. 1.56,
                        Confirmation Order on the docket of the Bankruptcy Court   at p. 9.
                        with respect to the chapter 11 cases.

Confirmation Hearing    The hearing to consider confirmation of the Plan in        Plan, ss. 1.57,
                        accordance with section 1129 of the Bankruptcy Code, as    at p. 9.
                        such hearing may be adjourned or continued from time to
                        time.

Convenience Claim       Except as provided in Section 16.2 of the Plan, any        Plan, ss. 1.60,
                        Claim equal to or less than Fifty Thousand Dollars         at p. 9.
                        ($50,000.00) or greater than Fifty Thousand Dollars
                        ($50,000.00) but, with respect to which, the holder
                        thereof voluntarily reduces the Claim to Fifty Thousand
                        Dollars ($50,000.00) on the Ballot; provided, however,
                        that, for purposes of the Plan and the distributions to
                        be made hereunder, "Convenience Claim" shall not include
                        (i) an Enron Senior Note Claim, (ii) an Enron
                        Subordinated Debenture Claim, (iii) an ETS Debenture
                        Claim, (iv) an ENA Debenture Claim, (v) an Enron TOPRS
                        Debenture Claim and (vi) any other Claim that is a
                        component of a larger Claim, portions of which may be
                        held by one or more holders of Allowed Claims.

Compagnie Papiers       4138198 Canada Inc., formerly known as Compagnie Papiers   Disclosure
                        Stadacona. In a corporate reorganization in January        Statement,
                        2003, substantially all of the assets and liabilities of   at p. A-14.
                        Compagnie Papiers were transferred to CPS. CPS is an
                        indirect, wholly owned subsidiary of Compagnie Papiers.

CPS                     Papiers Stadacona Ltee.  CPS is an indirect, wholly        Disclosure
                        owned subsidiary of Compagnie Papiers.                     Statement,
                                                                                   at p. A-14.



Creditor                Any Person or Entity holding a Claim against the           Plan, ss. 1.62,
                        Debtors' estates or, pursuant to section 102(2) of the     at p. 9.
                        Bankruptcy Code, against property of the Debtors that
                        arose or is deemed to have arisen on or prior to the
                        Petition Date, including, without limitation, a Claim
                        against any of the Debtors or Debtors in Possession of a
                        kind specified in sections 502(g), 502(h) or 502(i) of
                        the Bankruptcy Code.

Creditor Cash           At any time, the excess, if any, of (a) all Cash and       Plan, ss. 1.63,
                        Cash Equivalents (i) in the Disbursement Account(s) or     at pp. 9-10.
                        (ii) to be distributed in accordance with the provisions
                        of Sections 22.8 and 23.8 of the Plan over (b) such
                        amounts of Cash (i) reasonably determined by the
                        Disbursing Agent as necessary to satisfy, in accordance
                        with the terms and conditions of the Plan,
                        Administrative Expense Claims, Priority Non-Tax Claims,
                        Priority Tax Claims, Convenience Claims and Secured
                        Claims, (ii) necessary to fund the Litigation Trust and
                        the Special Litigation Trust in accordance with Articles
                        XXII and XXIII of the Plan, respectively, (iii)
                        necessary to make pro rata distributions to holders of
                        Disputed Claims as if such Disputed Claims were, at such
                        time, Allowed Claims and (iv) such other amounts
                        reasonably determined by the Reorganized Debtors as
                        necessary to fund the ongoing operations of the
                        Reorganized Debtors or the Remaining Asset Trusts, as
                        the case may be, during the period from the Effective
                        Date up to and including such later date as the
                        Reorganized Debtor Plan Administrator shall reasonably
                        determine; provided, however, that, on the Effective
                        Date, Creditor Cash available as of the Effective Date
                        shall be equal to or greater than the amount of Creditor
                        Cash jointly determined by the Debtors and the
                        Creditors' Committee and set forth in the Plan
                        Supplement, which amount may be subsequently adjusted
                        with the consent of the Creditors' Committee; and,
                        provided, further, that such projected amount of
                        Creditor Cash shall be reduced, on a dollar- for-dollar
                        basis, to the extent of any distributions of Cash made
                        by the Debtors to Creditors, pursuant to a Final Order,
                        during the period from the Confirmation Date up to and
                        including the Effective Date.


CrossCountry Assets     The assets of CrossCountry Distributing Company or a       Plan, ss. 1.65,
                        subsidiary of CrossCountry Distributing Company,           at p. 10.
                        including, without limitation, (a) (i) eight hundred
                        (800) shares of common stock of Transwestern Holding



                        Company, Inc., having a par value of $0.01 per share,
                        (ii) five hundred (500) shares of Class B common stock of Citrus Corp., having a par value of $1.00 per share,
                        (iii) four hundred (400) shares of common stock of Northern Plains Natural Gas Company, having a par value of $1.00 per share, (iv) one hundred percent (100%) of the membership interests in CrossCountry Energy
                        Services, LLC (successor-in-interest to CGNN Holding
                        Company, Inc.) and (v) one thousand (1000) shares of common stock of NBP Services Corporation, having a par value of $1.00 per share; provided, however, that, in the event that, during the period from the date of the Disclosure Statement Order up to and including the date of the initial distribution of Plan Securities pursuant to the terms and provisions of Section 32.1(c) hereof, the Debtors, with the consent of the Creditors'
                        Committee, determine not to include in CrossCountry
                        Distributing Company or a subsidiary thereof a particular asset set forth above, the Debtors shall file a notice thereof with the Bankruptcy Court and the Value of the CrossCountry Common Equity shall be reduced by the Value attributable to such asset, as set forth in the Disclosure Statement or determined by the Bankruptcy
                        Court at the Confirmation Hearing, and (b) such other assets as the Debtors, with the consent of the Creditors' Committee, determine on or prior to the date of the initial distribution of Plan Securities pursuant to the terms and provisions of Section 32.1(c) hereof to include in CrossCountry Distributing Company or a subsidiary thereof and the Value of the CrossCountry
                        Common Equity shall be increased by the Value attributable to any such assets.

CrossCountry            The Amended and Restated Contribution and Separation       Disclosure
Contribution and        Agreement to be entered into by and among ENE, ETS, EOS,   Statement,
Separation Agreement    EOC Preferred, CrossCountry, CrossCountry Citrus Corp.     at p. A-18.
                        and CrossCountry Energy Corp.

CrossCountry            The Entity designated jointly by the Debtors and the       Plan, ss. 1.69,
Distributing            Creditors' Committee pursuant to the Plan to distribute    at p.  11.
Company                 shares of capital stock or equity interests in
                        accordance with Section 32.1(c) of the Plan representing
                        interests in the CrossCountry Assets.

CrossCountry            The distribution of equity interests of the CrossCountry   Disclosure
Distribution            Distributing Company pursuant to the Plan or such other    Statement,
                        order of the Bankruptcy Court.                             at p. A-18.



CrossCountry            The date on which the CrossCountry Distribution occurs.    Disclosure
Distribution Date                                                                  Statement,
                                                                                   at p. A-18.

CrossCountry Enron      ENE, ETS, EOC Preferred (as successor to Enron             Disclosure
Parties                 Operations, L.P.) and EOS, which comprise the parties,     Statement,
                        in addition to CrossCountry, CrossCountry Citrus Corp.     at p. A-18.
                        and CrossCountry Energy Corp., which are parties to the
                        CrossCountry Contribution and Separation Agreement.

CrossCountry            The transaction, described in Section IX.F.1 of the Plan   Disclosure
Transaction             "Formation of CrossCountry", entered into by the           Statement,
                        CrossCountry Enron Parties, CrossCountry and               at pp. A-18
                        CrossCountry Distributing Company, with the consent of     to A-19.
                        the Creditors' Committee and consistent with the Plan,
                        pursuant to which the equity interests in CrossCountry
                        would be exchanged for equity interests in CrossCountry
                        Distributing Company and CrossCountry Distributing
                        Company obtains the direct or indirect ownership of the
                        Pipeline Businesses and services companies held by
                        CrossCountry.

CrossCountry Trust      The Entity, if jointly determined by the Debtors and,      Plan, ss. 1.70,
                        provided that the Creditors' Committee has not been        at p. 11.
                        dissolved in accordance with the provisions of Section
                        33.1 of the Plan, the Creditors' Committee, to be
                        created on or subsequent to the Confirmation Date, but
                        in no event later than the date on which the Litigation
                        Trust is created, in addition to the creation of
                        CrossCountry Distributing Company, and to which Entity
                        shall be conveyed one hundred percent (100%) of the
                        CrossCountry Common Equity.

Cuiaba Project          The combination of EPE, GasMat, GasBol, and TBS.           Disclosure
                                                                                   Statement,
                                                                                   at p. A-19.

Disputed                Any Claim against or Equity Interest in the Debtors, to    Plan, ss.
Claims/Disputed         the extent the allowance of such Claim or Equity           1.84, at p.14.
Equity Interest         Interest is the subject of a timely objection or request
                        for estimation in accordance with the Plan, the
                        Bankruptcy Code, the Bankruptcy Rules or the
                        Confirmation Order, or is otherwise disputed by the
                        Debtors in accordance with applicable law, which
                        objection, request for estimation or dispute has not
                        been withdrawn, with prejudice, or



                        determined by a Final Order.

EcoElectrica            EcoElectric, L.P.                                          Disclosure
                                                                                   Statement,
                                                                                   at p. A-27.

Effective Date          The earlier to occur of (a) the first (1st) Business Day   Plan, ss. 1.94,
                        following the Confirmation Date that (i) the conditions    at p. 16.
                        to effectiveness of the Plan set forth in Section 37.1
                        of the Plan have been satisfied or otherwise waived in
                        accordance with Section 37.2 of the Plan, but in no
                        event earlier than December 31, 2004, and (ii) the
                        effectiveness of the Confirmation Order shall not be
                        stayed and (b) such other date following the
                        Confirmation Date that the Debtors and the Creditors'
                        Committee, in their joint and absolute discretion,
                        designate.

Elektro                 Elektro Eletricidade e Servicos, S.A.                      Disclosure
                                                                                   Statement,
                                                                                   at p. A-31.

ENE Examiner            Neal A. Batson, appointed as examiner of ENE pursuant to   Plan, ss. 1.109,
                        the Bankruptcy Court's order, dated May 24, 2002.          at p. 18.

Enron Common            An Equity Interest represented by one of the one billion   Plan, ss. 1.111,
Equity Interest         two hundred million (1,200,000,000) authorized shares of   at p. 18.
                        common stock of ENE as of the Petition Date or any
                        interest or right to convert into such an equity
                        interest or acquire any equity interest of the Debtors
                        which was in existence immediately prior to or on the
                        Petition Date.

Enron Preferred         An Equity Interest represented by an issued and            Plan, ss. 1.116,
Equity Interest         outstanding share of preferred stock of ENE as of the      at p. 20.
                        Petition Date, including, without limitation, that
                        certain (a) Cumulative Second Preferred Convertible
                        Stock, (b) 9.142% Perpetual Second Preferred Stock, (c)
                        Mandatorily Convertible Junior Preferred Stock, Series
                        B, and (d) Mandatorily Convertible Single Reset
                        Preferred Stock, Series C, or any other interest or
                        right to convert into such a preferred equity interest
                        or acquire any preferred equity interest of the Debtors
                        which was in existence immediately prior to the Petition
                        Date.

Enron Subordinated      Any General Unsecured Claim arising from or relating to    Plan, ss. 1.122,
Debenture Claim         the Enron Subordinated Indenture.                          at p. 20.



Entity                  A Person, a corporation, a general partnership, a          Plan, ss. 1.130,
                        limited partnership, a limited liability company, a        at p. 21.
                        limited liability partnership, an association, a joint
                        stock company, a joint venture, an estate, a trust, an
                        unincorporated organization, a governmental unit or any
                        subdivision thereof, including, without limitation, the
                        Office of the United States Trustee, or any other entity.

Equity Interest         Any equity interest in any of the Debtors represented      Plan, ss. 1.139,
                        by duly authorized, validly issued and outstanding         at p. 23.
                        shares of preferred stock or common stock or any
                        interest or right to convert into such an equity
                        interest or acquire any equity interest of the Debtors
                        which was in existence immediately prior to or on the
                        Petition Date.

Exchanged Enron         The common stock of Reorganized ENE authorized and to be   Plan, ss. 1.144,
Common Stock            issued pursuant to the Plan, having a par value of $0.01   at pp. 23-24.
                        per share, of which the same number of shares as the
                        number of shares of outstanding Enron Common Equity
                        Interests shall be authorized and issued pursuant to the
                        Plan with such rights with respect to dividends,
                        liquidation, voting and other matters as are provided
                        for by applicable nonbankruptcy law or the Reorganized
                        Debtors Certificate of  Incorporation and the
                        Reorganized Debtors Bylaws, and which are being issued
                        in exchange for, and on account of, each Enron Common
                        Equity Interest and transferred to the Common Equity
                        Trust with the same economic interests and rights to
                        receive distributions from ENE or Reorganized ENE, after
                        all Claims have been satisfied, in full, as such Enron
                        Common Equity Interest.

Exchanged Enron         The Series 1 Exchanged Preferred Stock, the Series 2       Plan, ss. 1.145,
Preferred Stock         Exchanged Preferred Stock, the Series 3 Exchanged          at p. 24.
                        Preferred Stock and the Series 4 Exchanged Preferred
                        Stock, and such other issues of preferred stock which
                        may be issued on account of preferred stock in existence
                        as of the Confirmation Date.

General Unsecured       An Unsecured Claim, other than a Guaranty Claim or an      Plan, ss. 1.150,
Claims                  Intercompany Claim.                                        at p. 24.

Initial Petition Date   December 2, 2001, the date on which ENE and thirteen of    Plan, ss. 1.155,
                        its direct and indirect subsidiaries filed their           at p. 25.
                        voluntary petitions for relief commencing the chapter 11
                        cases.



Intercompany Claim      Any Unsecured Claim held by any Debtor, other than the     Plan, ss. 1.156,
                        Portland Debtors, against any other Debtor, other than     at p. 25.
                        the Portland Debtors.

IRS                     The Internal Revenue Service, an agency of the United      Plan, ss. 1.161,
                        States Department of Treasury.                             at p. 25.

Litigation Trust        The Entity, if jointly determined by the Debtors and,      Plan, ss. 1.164,
                        provided that the Creditors' Committee has not been        at p. 26.
                        dissolved in accordance with the provisions of Section
                        33.1 of the Plan, the Creditors' Committee, to be
                        created on or prior to December 31st of the calendar
                        year in which the Effective Date occurs, unless such
                        date is otherwise extended by the Debtors and the
                        Creditors' Committee, in their joint and absolute
                        discretion and by notice filed with the Bankruptcy
                        Court, in accordance with the provisions of Article XXII
                        hereof and the Litigation Trust Agreement for the
                        benefit of holders of Allowed Claims, as if Litigation
                        Trust Claims were owned by ENE, in accordance with the
                        terms and provisions of the Distribution Model and
                        Article XXII of the Plan.

LPG                     Liquefied petroleum gas.                                   Disclosure
                                                                                   Statement,
                                                                                   at p. A-55.

Mariner                 Mariner Energy, Inc.                                       Disclosure
                                                                                   Statement,
                                                                                   at p. A-55.

Midwestern              Midwestern Gas Transmission Company.                       Disclosure
                                                                                   Statement,
                                                                                   at p. A-56.

Northern Border         Northern Border Pipeline Company.                          Disclosure
Pipeline                                                                           Statement,
                                                                                   at p. A-58.

Operating Entities      CrossCountry, PGE, and Prisma, together the operating      Disclosure
                        subsidiaries of the Reorganized Debtors.                   Statement,
                                                                                   at p. A-59.

Operating Trust         The Prisma Trust Agreement, the CrossCountry Trust         Plan, ss. 1.175,
Agreements              Agreement and the PGE Trust Agreement.                     at p. 27.

Operating Trust         The CrossCountry Trust Interests, the PGE Trust            Plan, ss. 1.177,
Interests               Interests and the Prisma Trust Interests.                  at p. 27.



Operating Trustee       In the event the Operating Trusts are created,             Plan, ss. 1.174,
                        Stephen Forbes Cooper, LLC, or such other Entity           at p. 27.
                        appointed by the Bankruptcy Court to administer the
                        respective Operating Trusts in accordance with the
                        terms and provisions of Article XXIV hereof and the
                        respective Operating Trust Agreements.

Penalty Claims          Any Claim for a fine, penalty, forfeiture, multiple,       Plan, ss. 1.180,
                        exemplary or punitive damages or otherwise not             p. 28.
                        predicated upon compensatory damages and that is subject
                        to subordination in accordance with section 726(a)(4) of
                        the Bankruptcy Code.

PGE or Portland         Portland General Electric Company, an Oregon corporation.  Plan, ss. 1.183,
General                                                                            p. 28.

PGE Trust               The Entity, if jointly determined by the Debtors and,      Plan, ss. 1.187,
                        provided that the Creditors' Committee has not been        p. 28.
                        dissolved in accordance with the provisions of Section
                        33.1 of the Plan, the Creditors' Committee, to be
                        created on or subsequent to the Confirmation Date, but
                        in no event later than the date on which the Litigation
                        Trust is created, to hold as its sole assets the
                        Existing PGE Common Stock or the PGE Common Stock in
                        lieu thereof, but in no event the assets of PGE.

PGE Trust Agreement     In the event the PGE Trust is created, the PGE Trust       Plan, ss. 1.188,
                        Agreement, which agreement shall be in form and            p. 28.
                        substance satisfactory to the Creditors' Committee and
                        substantially in the form contained in the Plan
                        Supplement, pursuant to which the PGE Trustee shall
                        manage, administer, operate and liquidate the assets
                        contained in the PGE Trust, either the Existing PGE
                        Common Stock or the PGE Common Stock, as the case may
                        be, and distribute the proceeds thereof or the Existing
                        PGE Common Stock or the PGE Common Stock, as the case
                        may be.

PGE Trust Board         In the event the PGE Trust is created, the Persons         Plan, ss. 1.189,
                        selected by the Debtors, after consultation with the       p. 28.
                        Creditors' Committee, and appointed by the Bankruptcy
                        Court, or any replacements thereafter selected in
                        accordance with the provisions of the PGE Trust
                        Agreement.



PGE Trustee             In the event the PGE Trust is created, Stephen Forbes      Plan, ss. 1.190,
                        Cooper, LLC, or such other Entity appointed by the PGE     p. 29.
                        Trust Board and approved by the Bankruptcy Court to
                        administer the PGE Trust in accordance with the
                        provisions of Article XXIV hereof and the PGE Trust
                        Agreement.

Pipeline Businesses     Those pipeline businesses or other energy related          Disclosure
                        businesses associated with the pipeline businesses         Statement,
                        which are owned or operated by Enron, ETS and EOC          at p. A-62
                        Preferred that are anticipated to be contributed for
                        equity interests in CrossCountry pursuant to the
                        CrossCountry Contribution and Separation Agreement.


Plan Currency           The mixture of Creditor Cash, Prisma Common Stock,         Plan, ss. 1.193,
                        CrossCountry Common Equity and PGE Common Stock to be      at p. 29.
                        distributed to holders of Allowed General Unsecured
                        Claims, Allowed Guaranty Claims and Allowed Intercompany
                        Claims pursuant to the Plan; provided, however, that, if
                        jointly determined by the Debtors and the Creditors'
                        Committee, "Plan Currency" may include Prisma Trust
                        Interests, CrossCountry Trust Interests, PGE Trust
                        Interests and the Remaining Asset Trust Interests.

Plan Securities         Prisma Common Stock, CrossCountry Common Equity and PGE    Plan, ss. 1.194,
                        Common Stock.                                              at p. 29.

Plan Supplement         A separate volume of the Plan, to be filed with the        Plan, ss. 1.195,
                        Clerk of the Bankruptcy Court including, among other       at pp. 29-30.
                        documents, forms of (a) the Litigation Trust Agreement,
                        (b) the Special Litigation Trust Agreement, (c) the
                        Prisma Trust Agreement, (d) the CrossCountry Trust
                        Agreement, (e) the PGE Trust Agreement, (f) the
                        Remaining Asset Trust Agreement(s), (g) the Common
                        Equity Trust Agreement, (h) the Preferred Equity Trust
                        Agreement, (i) the Prisma Articles of Association, (j)
                        the Prisma Memorandum of Association, (k) the
                        CrossCountry By- laws/Organizational Agreement, (l) the
                        CrossCountry Charter, (m) the PGE By-Laws, (n) the PGE
                        Certificate of Incorporation, (o) the Reorganized Debtor
                        Plan Administration Agreement, (p) the Reorganized
                        Debtors By-laws, (q) the Reorganized Debtors Certificate
                        of Incorporation, (r) the Severance Settlement Fund
                        Trust Agreement, (s) a schedule of the types of Claims
                        entitled to the benefits of subordination afforded by
                        the documents referred to and the definitions



                        set forth on Exhibit "L" to the Plan, (t) a schedule of Allowed General Unsecured Claims held by affiliated non-Debtor Entities and structures created by the Debtors and which are controlled or managed by the Debtors or their Affiliates, (u) a schedule setting forth the identity of the proposed senior officers and directors of Reorganized ENE, (v) a schedule setting forth the identity and compensation of any insiders to be retained or employed by Reorganized ENE, (w) a schedule setting forth the litigation commenced by the Debtors on or after December 15, 2003 to the extent that such litigation is not set forth in the Disclosure
                        Statement, (x) the methodology or procedure agreed upon by the Debtors, the Creditors' Committee and the ENA
                        Examiner with respect to the adjustment of Allowed
                        Intercompany Claims, as referenced in Section 1.21 of the Plan, and to the extent adjusted or to be adjusted pursuant to such methodology or procedure, an updated
                        Exhibit "F" to the Plan and a range of adjustment which may be made in accordance with Section 1.21(c) of the Plan, (y) the guidelines of the Disputed Claims reserve to be created in accordance with Section 21.3 of the Plan, (z) the guidelines for the DCR Overseers in connection with the Disputed Claims reserve and (aa) a schedule or description of Litigation Trust Claims and Special Litigation Trust Claims, in each case, consistent with the substance of the economic and governance provisions contained in the Plan, (1) in form and substance satisfactory to the Creditors' Committee and (2) in substance satisfactory to the ENA Examiner.
                        The Plan Supplement shall also set forth the amount of Creditor Cash to be available as of the Effective Date as jointly determined by the Debtors and the Creditors'
                        Committee, which amount may be subsequently adjusted with the consent of the Creditors' Committee. The Plan
                        Supplement (containing drafts or final versions of the foregoing documents) shall be (i) filed with the Clerk of the Bankruptcy Court as early as practicable (but in no event later than fifteen (15) days) prior to the Ballot Date, or on such other date as the Bankruptcy
                        Court establishes and (ii) provided to the ENA Examiner as early as practicable (but in no event later than thirty (30) days) prior to the Ballot Date.

Preferred Equity Trust  The Entity to be created on the Effective Date to hold     Plan, ss. 1.198,
                        the Exchanged Enron Preferred Stock for the benefit of     at p. 30.
                        holders of Preferred Equity Trust Interests.



Preferred Equity        The beneficial interests in the Preferred Equity Trust,    Plan, ss. 1.202,
Trust Interests         in the classes and in a number equal to the outstanding    at p. 31.
                        shares of Exchanged Enron Preferred Stock, to be
                        allocated to holders of Allowed Enron Preferred Equity
                        Interests.

Priority Claim          A Priority Non-Tax Claim or a Priority Tax Claim, as the   Plan, ss. 1.203,
                        case may be.                                               at p. 31.

Prisma Assets           The assets to be contributed into or transferred to        Plan, ss. 1.208,
                        Prisma, including, without limitation (a) those assets     at p. 31.
                        set forth on Exhibit "H" of the Plan; provided, however,
                        that, in the event that, during the period from the date
                        of the Disclosure Statement Order up to and including
                        the date of the initial distribution of Plan Securities
                        pursuant to the terms and provisions of Section 32.1(c)
                        hereof, the Debtors, with the consent of the Creditors'
                        Committee, determine not to include in Prisma a
                        particular asset set forth on Exhibit "H" of the Plan,
                        the Debtors shall file a notice thereof with the
                        Bankruptcy Court and the Value of the Prisma Common
                        Stock shall be reduced by the Value attributable to such
                        asset, as set forth in the Disclosure Statement or
                        determined by the Bankruptcy Court at the Confirmation
                        Hearing, and (b) such other assets as the Debtors, with
                        the consent of the Creditors' Committee, determine on or
                        prior to the date of the initial distribution of Plan
                        Securities pursuant to the terms and provisions of
                        Section 32.1(c) hereof to include in Prisma and the
                        Value of the Prisma Common Stock shall be increased by
                        the Value attributable to any such assets.

Prisma Common Stock     The ordinary shares of Prisma authorized and to be         Plan, ss. 1.209,
                        issued pursuant to the Plan, which shares shall have a     at pp. 31-32.
                        par value of $0.01 per share, of which fifty million
                        (50,000,000) shares shall be authorized and of which
                        forty million (40,000,000) shares shall be issued
                        pursuant to the Plan, and such other rights with respect
                        to dividends, liquidation, voting and other matters as
                        are provided for by applicable nonbankruptcy law or the
                        Prisma Memorandum of Association or the Prisma Articles
                        of Association.

Prisma Contribution     The agreement to be entered into by the Prisma Enron       Disclosure
and Separation          Parties and Prisma to govern the contribution of the       Statement,
Agreement               Prisma Assets to Prisma.                                   at p. A-66.



Prisma Enron Parties    ENE and its affiliates, other than Prisma, that are        Disclosure
                        party to the Prisma Contribution and Separation            Statement,
                        Agreement.                                                 at p. A-66.

Prisma Trust            The Entity, if jointly determined by the Debtors and,      Plan, ss. 1.211,
                        provided that the Creditors' Committee has not been        at p. 32.
                        dissolved in accordance with the provisions of Section
                        33.1 of the Plan, the Creditors' Committee, to be
                        created on or subsequent to the Confirmation Date, but
                        in no event later than the date on which the Litigation
                        Trust is created, in addition to the creation of Prisma,
                        and to which Entity shall be conveyed one hundred
                        percent (100%) of the Prisma Common Stock.

Remaining Assets        From and after the Effective Date, all Assets of the       Plan, ss. 1.219,
                        Reorganized Debtors; provided, however, that, under no     at pp. 32-33.
                        circumstances, shall "Remaining Assets" include (a)
                        Creditor Cash on the Effective Date, (b) the Litigation
                        Trust Claims, (c) the Special Litigation Trust Claims,
                        (d) the Plan Securities and (e) claims and causes of
                        action subject to the Severance Settlement Fund
                        Litigation.

Remaining Asset         One or more Entities, if jointly determined by the         Plan, ss. 1.220,
Trust(s)                Debtors and, provided that the Creditors' Committee has    at p. 33.
                        not been dissolved in accordance with the provisions of
                        Section 33.1 of the Plan, the Creditors' Committee, to
                        be created on or after the Confirmation Date, but in no
                        event later than the date on which the Litigation Trust
                        is created, in accordance with the provisions of Article
                        XXV hereof and the Remaining Asset Trust Agreement(s)
                        for the benefit of holders of Allowed General Unsecured
                        Claims, Allowed Guaranty Claims and Allowed Intercompany
                        Claims and such other Allowed Claims and Allowed Equity
                        Interests in accordance with the terms and provisions of
                        the Plan.

Remaining Asset Trust   In the event the Remaining Asset Trusts are created, the   Disclosure
Interests               twelve million (12,000,000) beneficial interests in the    Statement,
                        Remaining Asset Trust(s) to be deemed to be allocated to   at p. A-69.
                        holders of Allowed Claims pursuant to the terms and
                        conditions of Article XXV of the Plan.

Reorganized Debtors     The Debtors, other than the Portland Debtors, from and     Plan, ss. 1.227,
                        after the Effective Date.                                  at p. 33.

Reorganized Debtors     The respective by- laws of the Reorganized Debtors,        Plan,  ss. 1.228,
By-laws                 including Reorganized ENE, which by- laws shall be in      at p. 34.



                        form and substance satisfactory to the Creditors'
                        Committee and in substantially the form included in the Plan Supplement.

Reorganized Debtors     The respective Certificates of Incorporation of the        Plan, ss. 1.229,
Certificate of          Reorganized Debtors, which certificates of incorporation   at p. 34.
Incorporation           shall be in form and substance satisfactory to the
                        Creditors' Committee and in substantially the form
                        included in the Plan Supplement.

Reorganized ENE         Enron, from and after the Effective Date.                  Plan, ss. 1.230,
                                                                                   at p. 34.

Section 510 Enron       Any Claim of a holder or former holder of an Enron         Plan, ss. 1.236,
Common Equity           Common Equity Interest for rescission of or damages        at p. 34.
Interests               arising from or relating to the purchase or sale of an
                        Enron Common Equity Interest, including, without
                        limitation, any Claims arising from or relating to
                        equity forward agreements and other understandings to
                        purchase Enron Common Equity Interests, subject to
                        subordination in accordance with section 510(b) of the
                        Bankruptcy Code.

Section 510 Enron       Any Claim of a holder or former holder of an Enron         Plan, ss. 1.237,
Preferred Equity        Preferred Equity Interest for rescission of or damages     at pp. 34-35.
Interest Claims         arising from or relating to the purchase or sale of an
                        Enron Preferred Equity Interest, including, without
                        limitation, any Claims arising from or relating to an
                        obligation of ENE guaranteeing the payment and
                        performance with respect to an Enron Preferred Equity
                        Interest, subject to subordination in accordance with
                        section 510(b) of the Bankruptcy Code.

Section 510 Senior      Any Claim of a holder or former holder of an Enron         Plan, ss. 1.238,
Note Claims             Senior Note for rescission of or damages arising from or   at p. 35.
                        relating to the purchase or sale of an Enron Senior Note
                        subject to subordination in accordance with section
                        510(b) of the Bankruptcy Code.

Secured Claim           A Claim against the estates of the Debtors (a) secured     Plan, ss. 1.240,
                        by a Lien on Collateral or (b) subject to setoff under     at p. 35.
                        section 553 of the Bankruptcy Code, to the extent of the
                        value of the Collateral or to the extent of the amount
                        subject to setoff, as applicable, as determined in
                        accordance with section 506(a) of the Bankruptcy Code or
                        as otherwise agreed to, in writing, by the (1) Debtors
                        and the holder of such Claim, subject to the consent of
                        the Creditors'



                        Committee, or (2) the Reorganized Debtors and the holder of such Claim, as the case may be; provided, however, that, to the extent that the value of such interest is less than the amount of the Claim which has the benefit of such security, the unsecured portion of such Claim shall be treated as a General Unsecured Claim unless, in any such case, the Class of which such Claim is a part makes a valid and timely election in accordance with section 1111(b) of the Bankruptcy Code to have such Claim treated as a Secured Claim to the extent allowed.

Sithe                   Sithe/Independence Power Partners, L.P.                    Disclosure
                                                                                   Statement,
                                                                                   at p. A-76

Special Litigation      The Entity, if jointly determined by the Debtors and,      Plan, ss. 1.253,
Trust                   provided that the Creditors' Committee has not been        at p. 37.
                        dissolved in accordance with the provisions of Section
                        33.1 of the Plan, Creditors' Committee, to be created on
                        or prior to December 31st of the calendar year in which
                        the Effective Date occurs, unless such date is otherwise
                        extended by the Debtors and the Creditors' Committee, in
                        their joint and absolute discretion and by notice filed
                        with the Bankruptcy Court, in accordance with the
                        provisions of Article XXIII hereof and the Special
                        Litigation Trust Agreement for the benefit of holders of
                        Allowed Claims against ENE in accordance with the terms
                        and provisions of Article XXIII of the Plan.

Subordinated            A Section 510 Enron Senior Notes Claim, a Section 510      Plan, ss. 1.259,
Claim                   Enron Subordinated Debenture Claim, a Section 510 Enron    at p. 38.
                        Preferred Equity Interest Claim, a Section 510 Enron
                        Common Equity Interest Claim, a Penalty Claim, an Enron
                        TOPRS Subordinated Guaranty Claim or an Other
                        Subordinated Claim.

Trakya                  Trakya Elektrik Uretim ve Ticaret A.S.                     Disclosure
                                                                                   Statement,
                                                                                   at p. A-80.

Transredes              Transredes-Transporte de Hidrocarburos, S.A.               Disclosure
                                                                                   Statement,
                                                                                   at p. A-80

Treasury Regulation     Regulations promulgated by the U.S. Department of          Disclosure
                        Treasury pursuant to the Internal Revenue Code.            Statement,
                                                                                   at p. A-80.



Unsecured Claim         Any Claim against the Debtors, other than an               Plan, ss. 1.263,
                        Administrative Expense Claim, a Secured Claim, a           at p. 39.
                        Priority Non-Tax Claim, a Priority Tax Claim, a
                        Subordinated Claim or a Convenience Claim.

Viking                  Viking Gas Transmission Company.                           Disclosure
                                                                                   Statement,
                                                                                   at p. A-80.

                                   FORM U-1/A
                   AMENDMENT NO. 2 TO APPLICATION/DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

          On February 6, 2004, as amended on February 17, 2004, Enron Corp. and certain subsidiaries, filed an Application on Form U-1 under File No. 70-10199. This Amendment No. 2 to the Application amends and restates the Application. Previously filed exhibits are not being resubmitted.

Item1     Description of the Proposed Transactions

          A.  Introduction and General Request

          Enron Corp., an Oregon corporation ("Enron"), and a public utility holding company,\1 files this application on its behalf and on behalf of its subsidiaries listed in Exhibit H (collectively "Applicants" or "Debtors"). Each of the Debtors commenced a bankruptcy case under chapter 11 of title 11 of the United States Code ("Bankruptcy Code"), in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court").

          As set forth in more detail below, by orders, dated January 9, 2004,\2 the Bankruptcy Court (a) approved, among other things, the adequacy of the information contained in the disclosure statement (the "Disclosure Statement") related to that certain Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, dated January 9, 2004 (the "Plan"), filed by the Debtors and (b) established, among other things, (i) April 20, 2004 as the date for commencement of the hearing to consider confirmation of the Plan in accordance with section 1129 of the Bankruptcy Code, (ii) March 24, 2004 as the last date for filing objections to confirmation of the Plan and
(iii) procedures in connection with the solicitation of acceptances and rejections to the Plan.\3 The Securities and Exchange Commission (the "Commission") was present at the hearing to consider approval of the Disclosure Statement.

------------
1/ Enron was formerly an exempt holding company under the Act by virtue of two applications filed under Sections 3(a)(1), 3(a)(3) and 3(a)(5) of the Public Utility Holding Company Act of 1935 ("Act"). By order dated December 29, 2003, Holding Co. Act Release No. 27782, the Commission denied the applications filed under Sections 3(a)(1), 3(a)(3) and 3(a)(5). Enron subsequently filed an application for exemption under Section 3(a)(4) of the Act on behalf of itself and two other entities. SEC File No. 70-10190. The Section 3(a)(4) application, as it related to Enron but not the other two applicants, was set for hearing by Commission order dated January 14, 2004, Holding Co. Act Release No. 27793. On February 6, 2004, the Commission postponed the hearing pending consideration of an offer of settlement submitted by Enron.
2/ Order on motion of Enron Corp. approving the disclosure statement, setting record date for voting purposes, approving solicitation packages and distribution procedures, approving forms of ballots and vote tabulation procedures, and scheduling a hearing and establishing notice and objection procedures in respect of confirmation of the plan, Docket No. 15303, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.). Order establishing voting procedures in connection with the plan process and temporary allowance of claims procedures related thereto, Docket No. 15296, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.) (collectively, the "Disclosure Statement Orders"). These orders are attached hereto as Exhibits J-1 and J-2.
3/ Pursuant to an order dated February 13, 2004, the Bankruptcy Court established, among other things, (i) a preliminary objection deadline of March 3, 2004 for any party requesting discovery of the Debtors, the Creditors' Committee and the ENA Examiner, (ii) procedures for the taking of discovery and
(iii) procedures in connection with the confirmation hearing.

In accordance with the Disclosure Statement Orders, the Debtors have posted solicitation materials on the appropriate website, prepared documents and diskettes for distribution and begun distribution of such materials to creditors and equity interest holders.

          Enron, the Commission's Division of Investment Management ("IM") and the Commission's Division of Enforcement ("Enforcement") have held discussions regarding the registration of Enron as a public utility holding company under
Section 5 of the Act, the Plan, the solicitation of votes accepting or rejecting the Plan, and various transactions in furtherance of the chapter 11 cases that may require Commission authorization under the Act were Enron a registrant under the Act.\4 In addition, a format for a comprehensive settlement of the exemption application filed by Enron and other parties in SEC File No. 70-10190 has been discussed. This application (the "Plan Application"), and a second application (the "Omnibus Application"), are the result of such discussions.

          Consistent with such discussions, Applicants request herein an order of the Commission under the Act, (i) approving the Plan under Section 11(f) of the Act; (ii) authorizing Applicants to continue the Bankruptcy Court authorized solicitation of votes of the Debtors' creditors for acceptances or rejections of the Plan and to make available to creditors a report on the Plan, as prescribed in Section 11(g) of the Act; and (iii) authorizing Applicants to conduct such transactions as may be necessary to effect the Plan. Applicants will file a separate application to seek authorization for the sale of Enron's only public utility subsidiary company, Portland General Electric Company ("Portland General") to a third party, or the distribution of the common stock of Portland General to creditors or to a trust, as contemplated by the Plan.

          The Omnibus Application (SEC File No. 70-10200, filed February 6,
2004) is a request by Enron and its debtor and non-debtor subsidiaries for authorization to conduct business under the Act in a manner that furthers the chapter 11 process. In that regard, the Omnibus Application requests authorization for the Enron group companies to reorganize their non-utility businesses, enter into settlements, asset sales and other transactions involving guarantees, indemnifications and the acquisition of securities, to pay dividends and redeem securities to transfer value among the group in connection with rationalizing Enron's complex corporate structure, and several other transactions that may be conducted by Enron group companies, all through July 31, 2005. The Omnibus Application is supplemental to the Plan Application and it is intended that the Commission's authorization of both applications would give the Enron group sufficient authorization under the Act to continue solicitation of acceptances to the Plan, obtain the confirmation of the plan before the Bankruptcy Court, implement the plan, and to conduct business within the parameters specified in the Omnibus Application pending the confirmation and full implementation of the plan. The Plan and Omnibus Applications are predicated on Enron's registration under the Act prior to the issuance by the Commission of orders granting the applications.

          Applicants respectfully request the Commission to authorize the Plan and Omnibus Applications on an expedited basis. Applicants are in the midst of selling, restructuring and liquidating many subsidiaries and resolving contracts and claims. Without adequate authorization under the Act, Applicants would be required to stop many transactions that are

-------------
4/ A representative of the Creditors' Committee (defined below) attended some of the discussions as an observer.

currently being structured, negotiated or in progress, many of which have already received authorization from the Bankruptcy Court, and to postpone entering into other transactions until appropriate orders from the Commission can be issued. Many of these transactions represent significant value to the Debtors' estates and their creditors. Delay could cause significant adverse effects on the Debtors and creditors. For example, delay could cause purchasers to withdraw from a proposed transaction, interest rates on negotiated financings may change, tax benefits may be lost, and other adverse effects may occur. As noted above, consistent with the requirements set forth in the Disclosure Statement Orders, the Debtors are in the process of soliciting creditor votes on the Plan. A timely order and report on the Plan issued by the Commission could be included in the Plan Supplement that is scheduled to be filed with the Bankruptcy Court and placed online at www.enron.com no later than March 9, 2004 or such other date as authorized by the Bankruptcy Court. By doing so, creditors would have the input of the Commission prior to the expiration of the period to vote on the Plan.

          B.  Enron and its Subsidiaries

          Enron is a public utility holding company within the meaning of the Act by reason of its ownership of all of the outstanding voting securities of Portland General, an Oregon electric public utility company.

          From 1985 through mid-2001, Enron grew from a domestic natural gas pipeline company into a large global natural gas and power company. Headquartered in Houston, Texas, Enron and its subsidiaries historically provided products and services related to natural gas, electricity, and communications to wholesale and retail customers. As of December 2001, the Enron companies employed approximately 32,000 individuals worldwide. The Enron companies were principally engaged in (a) the marketing of natural gas, electricity and other commodities, and related risk management and finance services worldwide, (b) the delivery and management of energy commodities and capabilities to end-use retail customers in the industrial and commercial business sectors, (c) the generation, transmission, and distribution of electricity to markets in the northwestern United States, (d) the transportation of natural gas through pipelines to markets throughout the United States, and
(e) the development, construction, and operation of power plants, pipelines, and other energy-related assets worldwide.

          In 1997, Enron acquired Portland General, an Oregon electric public utility company. Enron is a public utility holding company within the meaning of the Act solely by virtue of its ownership of all of the outstanding voting securities of Portland General. If, as proposed under the chapter 11 plan, Enron sells the common stock of Portland General to an unaffiliated purchaser or distributes such stock to the Debtors' creditors, upon the completion of such transaction, Enron would cease to be subject to the Act as a holding company.

          C.  The Bankruptcy Cases and the Chapter 11 Plan

          In the last quarter of 2001, the Enron companies lost access to the capital markets, both debt and equity, and had insufficient liquidity and financial resources to satisfy their current financial obligations. On December 2, 2001 (the "Initial Petition Date"), Enron and certain of its subsidiaries each filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code.

As of today, one hundred eighty (180) Enron-related entities have filed voluntary petitions.\5 The Debtors' chapter 11 cases have been procedurally consolidated for administrative purposes. Pursuant to sections 1107 and 1108 of the Bankruptcy Code, the Debtors continue to operate their businesses and manage their properties as debtors in possession. Portland General, Enron's sole public utility subsidiary company, has not filed a voluntary petition under the Bankruptcy Code and is not in bankruptcy. Likewise, many other Enron companies that are operating companies have not filed bankruptcy petitions and continue to operate their businesses.

          The Commission filed a notice of appearance under section 1109 of the Bankruptcy Code in the Debtors' chapter 11 cases. Pursuant to section 1102 of the Bankruptcy Code, on December 12, 2001 and March 27, 2002, the United States Trustee for the Southern District of New York appointed an Official Committee of Unsecured Creditors (the "Creditors' Committee") and the Employment-Related Issues Committee (the "Employee Committee"), respectively. Each of the Creditors' Committee and the Employee Committee has been reconstituted from time to time. By orders, dated February 21, 2002, March 6, 2002, March 12, 2002 and May 8, 2002, the Bankruptcy Court appointed Harrison J. Goldin (the "ENA Examiner") as examiner in connection with the chapter 11 case of Enron North America Corp. ("ENA") pursuant to section 1106(b) of the Bankruptcy Code and defined the limited scope of his examination and role. By order, dated April 8, 2002, the Bankruptcy Court appointed Neal Batson (the "Enron Examiner") as examiner for the Enron chapter 11 case pursuant to section 1106(b) of the Bankruptcy Code an defined the scope of his examination role. No trustee has been appointed in the Debtors' chapter 11 cases.

          The Debtors have been engaged, since the commencement of the chapter 11 cases, in the rehabilitation and disposition of their assets to satisfy the claims of creditors. The Debtors have been consolidating, selling businesses and assets, dissolving entities and simplifying their complex corporate structure. The Debtors are holding cash generated from operations and from prior sales pending distribution under the chapter 11 plan and are positioning other assets for sale or other disposition.\6 In this process, hundreds of corporations have been or will be liquidated.\7

------------
5/ On November 29, 2001, and on various dates thereafter, certain foreign affiliates of Enron in England went into administration. Shortly thereafter, various other foreign affiliates also commenced (either voluntarily or involuntarily) insolvency proceedings in Australia, Singapore, and Japan. Additional filings have continued world-wide and insolvency proceedings for foreign affiliates are continuing for various companies registered in Argentina, Bahamas, Bermuda, Canada, the Cayman Islands, France, Germany, Hong Kong, India, Italy, Mauritius, the Netherlands, Peru, Spain, Sweden, and Switzerland. Once a foreign affiliate is placed into a foreign insolvency proceeding, control of the foreign affiliate along with the management and distribution of its assets will generally be transferred to an insolvency practitioner, such as an administrator, receiver, or liquidator. The foreign bankruptcies are not administered jointly with the proceeding in the Bankruptcy Court. Thus, commencement of most foreign proceedings results in a loss of ultimate control by Enron and its subsidiaries over the assets of the foreign affiliate. Where Enron no longer has control over such companies for the reasons described above, the companies are no longer direct or indirect Enron subsidiaries and are not subject to the Act. However, even if there are some companies over which Enron retains control, the Commissions' jurisdiction under section 11(f) of the Act, if any, extends only to those bankruptcy cases brought in United States courts. None of the foreign proceedings referenced herein relate to Portland General.
6/ The Debtors, non-Debtor affiliates and other related companies have completed a number of significant asset sales during the pendency of the chapter 11 cases resulting in gross consideration to the Debtors' bankruptcy estates, non-Debtor affiliates, and certain other related companies aggregating approximately $3.6 billion. In many instances, proceeds from these sales are segregated, or in escrow accounts, and the distribution of such proceeds will require either consent of the Creditors' Committee or an order of the Bankruptcy Court.
7/ On the initial petition date, the Enron group totaled approximately 2,400 legal entities. Approximately 600 entities have been sold, merged or dissolved and approximately 1,800 legal entities remain. By the end of 2004, it is anticipated that all legal entities will be reduced to those necessary for Enron's operating businesses and the liquidation of assets. In that regard, by motion dated March 5, 2004, the Debtors have proposed a procedure to facilitate the orderly dissolution of entities in accordance with applicable law and the respective entity documentation.

The Debtors also have been involved in the settlement of numerous contracts related to wholesale and retail trading of various commodities. In some cases, cash resulting from these settlements also is being held pending distribution pursuant to the chapter 11 plan.

          1. The chapter 11 plan represents a compromise and settlement of significant issues.

          The Debtors have worked with the Creditors' Committee, the ENA Examiner,\8 and individual creditor groups to formulate a chapter 11 plan. On July 11, 2003, the Debtors filed a joint chapter 11 plan and a related disclosure statement, both of which were subsequently amended five times. A hearing to consider the adequacy of the information contained in the disclosure statement was held commencing on January 6, 2004. On January 9, 2004, the Bankruptcy Court issued two orders approving the Disclosure Statement, establishing voting procedures, and ordering the solicitation of votes approving or rejecting the Plan.\9 The Plan and related disclosure statement are attached as Exhibits I-1 and I-2 hereto.\10

          Given the diverse creditor body and the myriad of complex issues posed by the chapter 11 cases, the Debtors, the ENA Examiner and the Creditors' Committee spent over a year engaged in analysis and negotiations regarding the terms of what eventually became the Plan and related matters. These discussions focused on a variety of issues, including but not limited to, (a) maximizing value to creditors, (b) resolving issues regarding substantive consolidation and other inter-estate and inter-creditor disputes, and (c) facilitating an orderly and efficient distribution of value to creditors. The Plan represents the culmination of these efforts and reflects agreements and compromises reached among the Debtors, the ENA Examiner and the Creditors' Committee with respect to such issues. The Creditors' Committee and the ENA Examiner fully support the Plan, including the compromises and settlements embodied therein, and the members of the Creditors' Committee have unanimously recommended that creditors vote to accept the Plan. Both the Creditors' Committee and the ENA Examiner have included letters in the solicitation materials accompanying the Plan endorsing the Plan and urging parties to support confirmation thereof.

          The Plan incorporates various inter-Debtor, Debtor-creditor and inter-creditor settlements and compromises designed to achieve a global resolution of these chapter 11 cases.

--------------
8/ The ENA Examiner was appointed, among other things, to serve as a plan facilitator for ENA and its subsidiaries. The ENA Examiner has performed this function by engaging in dialogue with the Debtors, representatives of the Creditors' Committee, and certain parties in interest that assert claims against ENA and its subsidiaries. The ENA Examiner has also performed his role as plan facilitator by filing reports regarding various plan-related issues, such as whether ENA's exclusive right to propose a plan for ENA should be preserved and whether a joint plan involving ENA and the remaining Debtors is appropriate and beneficial from the perspective of ENA's creditors.
9/ See Disclosure Statement Orders, Exhibits J-1 and J-2.
10/ The Plan, disclosure statement and other documents related to the chapter 11 cases are also available at www.enron.com.

Thus, the Plan is premised upon a settlement, rather than litigation, of these disputes. The Plan, however, does provide for a litigation trust or similar vehicle to pursue avoidance and other types of claims against numerous financial institutions, individuals and other entities, including some of which may be creditors of the Debtors' estates. The settlements and compromises embodied in the Plan represent, in effect, a linked series of concessions by Creditors of every individual Debtor in favor of each other. The agreements are interdependent.

          To reach the global compromise,\11 the Debtors and the Creditors' Committee considered, among other things, the most significant inter-estate disputes (including, without limitation, certain issues between Enron and ENA), the issue of substantive consolidation, and the cost and delay that would be occasioned by full-blown estate-wide litigation of such issues. In proposing the Plan, the Debtors have offered a non-litigation solution to creditors. This solution, which the Debtors and the Creditors' Committee agree fairly reflects the risks of litigation, will reduce the duration of these chapter 11 cases and the expenses attendant to protracted disputes. While a litigated outcome of each of these issues might differ from the result produced by the Plan itself, the Debtors and the Creditors' Committee have stated that, if the issues resolved by the Plan were litigated to conclusion, these chapter 11 cases would be prolonged for, at a minimum, an additional year, and probably much longer.\12 There are several components of the global compromise, including, but not limited to, (i) settlement of the issue of substantive consolidation of the Debtors' estates,
(ii) the use of a common currency (referred to as Plan Currency) to make distributions under the Plan, (iii) the treatment of Intercompany Claims and resolution of other inter-estate issues, (iv) the resolution of certain asset ownership disputes between Enron and ENA, (v) the resolution of interstate issues regarding rights to certain claims and causes of action, (vi) the treatment of Allowed Guaranty Claims, and (vii) a reduction in the administrative costs post-confirmation. Each of these components is discussed in detail in the Plan and disclosure statement.

               2. Property to be Distributed Under the Plan

          The Plan is premised upon the distribution of all of the value of the Debtors' assets (through Creditor Cash, Plan Securities and, to the extent such trusts are created, interests in the Remaining Asset Trusts, Operating Trusts, Litigation Trust and the Special Litigation Trust) in accordance with the priority scheme contained in the Bankruptcy Code. It is anticipated that Creditor Cash will constitute approximately two-thirds of the Plan Currency.\13 Excluding the potential value of interests in the Litigation Trust and Special Litigation Trust, the Debtors estimate that the value of total recoveries will be approximately $12 billion.

          In an effort to maximize the value to Creditors, since the Initial Petition Date, the Debtors have conducted extensive due diligence and sales efforts for substantially all of the Enron companies' core domestic and international assets, including, but not limited to, exploring the sale of the Enron companies' interests in Portland General, Transwestern, Citrus, Northern

-------------
11/ The description of the global compromise is qualified in its entirety by the full text of the Plan.
12/ Professional fees incurred in these chapter 11 cases, even without such estate-wide litigation, have been approximately $330 million per year. Other costs of administering the estates and the opportunity cost incurred by creditors that cannot immediately redeploy their recovery from the bankruptcy in other productive ways also are consequences of any delay in resolving the chapter 11 cases.
13/ In the event that the Portland General sale transaction is consummated, such percentage shall increase.

Plains, Elektro, Cuiaba, BBPL, Transredes, Sithe, EcoElectrica, Mariner, Compagnie Papiers and Trakya. Following an extensive marketing and auction process, the Enron companies received bids or other indications of interest on most of the businesses named above. These bids and other indications of interest have been considered and evaluated by the Enron companies, taking into consideration the potential long-term value and benefits of retaining certain groupings of assets and developing such assets for future value versus the potential for selling such interests in the near term based on the bids and indications of interest received. In those instances where an immediate sale maximized the value of the interest, the assets were sold or are the subject of pending sales. As examples, these include Sithe, EcoElectrica and CPS. Following consultation with the Creditors' Committee, in those instances where the long-term prospects are anticipated to ultimately derive greater value, the assets were retained and will be included either (a) in one of the Operating Entities (i.e., Prisma, CrossCountry and Portland General) with the stock or other equity of such Operating Entities to be distributed to Creditors pursuant to the Plan or (b) sold at a later date. The Debtors continue to explore all opportunities to maximize value to Creditors, including continuing to consider a sale of one or more of the Operating Entities.

          As discussed in greater detail in the Plan, when and to the extent that an interest in any of these businesses or related businesses is sold, then the resulting net sale proceeds held by a Debtor will be distributed to Creditors in the form of Creditor Cash. To the extent that Portland General, CrossCountry and Prisma have not been sold as of the initial distribution date, then the value in these Operating Entities will be distributed to Creditors in the form of Plan Securities free and clear of all liens, claims, interests and encumbrances.

          The Plan does not provide for Enron to survive in the long-term as an ongoing entity with any material operating businesses. Enron's role as a Reorganized Debtor will be to hold and sell assets and manage the litigation of the estates pending the final conclusion of the chapter 11 cases. While it is expected that it may take several years to conclude the extensive litigation in which the Debtors' estates are involved, the divestiture of the stock of the Operating Entities (including Portland General), through sale, divestiture directly to creditors, or through a liquidating trust will commence soon after the Plan is confirmed. Specifically, Section 32.1(c) of the Plan provides that, commencing on or as soon as practicable after the Effective Date, the stock of the Operating Entities shall be distributed to holders of specified claims upon
(a) allowance of General Unsecured Claims in an amount which would result in the distribution of 30% of the issued and outstanding shares of the Operating Entities' stock and (b) obtaining the requisite consents for the issuance of the Operating Entities' stock. While the Debtors hope that such 30% threshold\14 is reached prior to December 31, 2004, due to the vagaries of litigation, including the fact that over 6,000 proofs of claim were filed in the chapter 11 cases in contingent unliquidated amounts,\15 there can be no assurance. In the event that it is not, the stock of the Operating Entities shall be placed in the Operating Trusts on or before December 31, 2004.

--------------
14/ The 30% threshold was chosen through a compromise between the Debtors and the Creditors' Committee. The initial distribution threshold was set to avoid the administrative burdens that would be placed on the estates associated with small minority interests of each of Portland General, Prisma and CrossCountry. A minimum 30% threshold helps to provide economies of scale in the management of each company's relations with shareholders in areas such as distributions and dividend payments, the provision of corporate information and corporate governance.
15/ By order, dated February 5 2004, as amended on February 13, 2004, the Bankruptcy Court authorized a procedure to address such proofs of claim in a more orderly and expeditious manner.

          D.   Key Elements of the Plan

               1. The Sale or Distribution of Portland General

          Portland General, incorporated in 1930, is a single, integrated electric utility engaged in the generation, purchase, transmission, distribution, and retail sale of electricity in Oregon. Portland General also sells wholesale electric energy to utilities, brokers, and power marketers located throughout the western United States. On July 2, 1997, Portland General Corporation, the former parent of Portland General, merged with Enron, with Enron continuing in existence as the surviving corporation, and Portland General operating as a wholly owned subsidiary of Enron. Portland General is not a Debtor in the chapter 11 cases. Portland General is a reporting company under the Securities Exchange Act of 1934 and it files annual, quarterly and periodic reports with the Commission. Portland General is regulated by the Oregon Public Utility Commission ("OPUC") with regard to its rates, terms of service, financings, affiliate transactions and other aspects of its business. The company is also regulated by the Federal Energy Regulatory Commission ("FERC") with respect to its activities in the interstate wholesale power markets. As of and for the nine months ended September 30, 2003, Portland General and its subsidiaries on a consolidated basis had operating revenues of $1,375 million, net income of $30 million, retained earnings of $517 million, and assets of $3,185 million. Portland General is extensively insulated from Enron as a result of conditions imposed at the time of the merger of Enron and Portland General Corporation and other provisions under Oregon law.

          In addition, in an effort to preserve Portland General's investment grade credit rating, in 2002, a bankruptcy remote structure for Portland General was created that requires the affirmative vote of an independent shareholder who holds a share of limited voting junior preferred stock of Portland General before Portland General can be placed into bankruptcy unilaterally by Enron, except in certain carefully prescribed circumstances in which the reason for the bankruptcy is to implement a transaction pursuant to which all of Portland General's debt will be paid or assumed without impairment.\16

               a. Sale of Portland General

          Enron recently announced an agreement to sell the common stock of Portland General to Oregon Electric Utility Company, LLC ("Oregon Electric"), a newly-formed entity financially backed by investment funds managed by the Texas Pacific Group, a private equity firm. Texas Pacific Group has significant experience working in regulated industries including airlines, financial services and healthcare. Since its founding in 1993, Texas Pacific Group has invested in more than 50 companies, of which it continues to own more than 30. These companies have combined revenues of more than $32 billion and employ more than 225,000 employees.\17

------------
16/ The Services and Indemnity Agreement among GSS Holdings II, Inc. Global Securitization Services, LLC and Portland General Electric Company, dated September 30, 2002, the share certificate, and the OPUC orders approving the issuance of the share, are annexed hereto as Exhibit S-1 and S-2.
17/ Enron Corp. Press Release dated November 18, 2003.

          The transaction is valued at approximately $2.35 billion, including the assumption of debt.\18 The sale is subject to the receipt of Bankruptcy Court, OPUC and certain other regulatory authorizations and closing is currently anticipated to occur in the second half of 2004. The transaction is described in detail in Exhibits B-1 and B-2. On December 5, 2003, the Bankruptcy Court issued a bidding procedures order specifying January 28, 2004 as the last date on which competing prospective buyers may submit bids to acquire Portland General.\19 Under the purchase agreement, Enron is permitted to accept a bid that represents a "higher or better" offer for Portland General. No qualifying bid was received prior to the January 28, 2004 deadline. Thereafter, by order, dated February 5, 2004, the Bankruptcy Court approved the purchase and sale agreement and authorized the sale of Portland General to Oregon Electric.

               b. Distribution of Portland General Shares

          If Portland General has not been sold, is no longer the subject of the purchase agreement described above and is not the subject of another purchase agreement, then, Enron will cause Portland General to distribute Portland General's shares to creditors and equity holders pursuant to the Plan.\20 In preparation for the distribution of Portland General under the Plan, upon receipt of all appropriate regulatory approvals, Enron may transfer its ownership interest in Portland General to PGE Trust, a to-be-formed entity. If formed, PGE Trust would hold Enron's interest in Portland General as a liquidating vehicle, for the purpose of distributing, directly or indirectly, the shares of Portland General (or the proceeds of a sale of Portland General) to the Debtor's creditors and equity holders as required by the Plan. It is possible that PGE Trust also would hold Enron's interest in Portland General for the purposes of consummating the sale of Portland General to Oregon Electric.

          Specifically, the Plan provides that the Debtors and the Creditors' Committee would jointly determine whether the Portland General common stock should be distributed to creditors directly by Enron or through an Entity\21 (the "PGE Trust"\22) to be created on or subsequent to

--------------
18/ Pursuant to the Stock Purchase Agreement, annexed hereto as Exhibit B-2, the purchase price for the common stock of Portland General shall be a cash amount equal to (a) $1,250,000,000, subject to a purchase price adjustment based on the difference between Portland General's shareholders' equity and retained earnings at the closing date of the transaction and $1,129,422,925 (Portland General's shareholders' equity and retained earnings at December 31, 2002), plus (b) up to $10.4 million in cash based on a sharing mechanism for indemnity items settled between signing and closing of the transaction. Of the cash purchase price (subject to reduction for certain pre-closing settlement of certain specified liabilities), $94,000,000 will be placed in an escrow account at the closing and available to satisfy indemnification obligations of Enron under the agreement. 19/ Docket No. 14665, In re Enron Corp., et al., Chapter 11 Case No. 01-16034
(AJG), Dec. 5, 2003 (U.S. Bankruptcy Court, S.D.N.Y.).
20/ Section 32.1(c) of the Plan provides that, commencing on or as soon as practicable after the Effective Date, the Portland General common stock shall be distributed to holders of specified claims upon (a) allowance of General Unsecured Claims in an amount which would result in the distribution of 30% of the issued and outstanding shares of Portland General common stock and (b) obtaining the requisite consents for the issuance of the Portland General common stock.
21/ Section 1.130 of the Plan provides that an "Entity" refers to a person, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, association, joint stock company, joint venture, estate, trust, unincorporated organization, governmental unit, or any subdivision thereof, including, without limitation, the Office of the United States Trustee, or any other entity.
22/ Plan Section 1.187.

the Confirmation Date to hold the Portland General common stock.\23 If formed, the PGE Trust, will be managed under an agreement, the PGE Trust Agreement, which must be in form and substance satisfactory to the Creditors' Committee.

          The PGE Trust Agreement will provide for the management of the PGE Trust by the PGE Trustee who shall manage, administer, operate and liquidate the assets contained in the PGE Trust and distribute the proceeds thereof or the Portland General common stock.\24 As currently contemplated, the PGE Trustee would be Stephen Forbes Cooper, LLC (an entity headed by Stephen Forbes Cooper and more fully described below), or such other Entity appointed by the PGE Trust Board and approved by the Bankruptcy Court to administer the PGE Trust in accordance with the provisions of the PGE Trust Agreement and Article XXIV of the Plan.\25 The PGE Trust Board would be selected by the Debtors, after consultation with the Creditors' Committee, and appointed by the Bankruptcy Court, or any replacements thereafter selected in accordance with the PGE Trust Agreement. If the PGE Trust is not formed, SFC, as Administrator, would oversee the management, administration and operation of Portland General (and the Debtors' other assets) until it is sold or the Portland General common stock is distributed to creditors under the Plan.

          The Plan describes the purpose of the PGE Trust and the trusts that may be established in connection with the distribution of Prisma and CrossCountry (collectively, the "Operating Trusts"). The Plan also describes the proposed management of the trusts.\26 The Plan provides that the "Operating Trusts shall be established for the sole purpose of holding and liquidating the respective assets in the Prisma Trust, the CrossCountry Trust and the PGE Trust in accordance with Treasury Regulation Section 301.7701-4(d) and the terms and provisions of the Operating Trust Agreements."\27 The referenced Treasury regulation provides:

               Certain organizations which are commonly known as liquidating trusts are treated as trusts for purposes of the Internal Revenue Code. An organization will be considered a liquidating trust if it is organized for the primary purpose of liquidating and distributing the assets transferred to it, and if its activities are all reasonably necessary to, and consistent with, the accomplishment of that

--------------
23/ Enron expects that the PGE Trust would be formed if, upon the Effective Date, sufficient General Unsecured Claims have not been allowed such that at least 30% of the Portland General common stock may be distributed.
24/ Portland General currently has 42,758,877 shares of common stock, par value of $3.75 per share, all of which are held by Enron. Upon satisfaction of the conditions for the distribution of Portland General to the creditors under the Plan, the existing Portland General common stock held by Enron will be cancelled and new Portland General common stock will be issued. The shares of Portland General to be issued under the Plan will have no par value, of which 80,000,000 shares shall be authorized and of which 62,500,000 shares shall be issued under the Plan. The preferred stock of Portland General will remain outstanding.
25/ Article XXIV of the Plan describes the establishment, purpose and operating parameters of the Operating Trusts, which include the PGE Trust, the Prisma Trust and the CrossCountry Trust.
26/ The Operating Trusts would be established on behalf of the Debtors and the holders of allowed claims in certain specified classes. The Operating Trusts would be formed by the execution of the respective Operating Trust Agreements as soon as is practical after the receipt of all appropriate or required governmental, agency or other consents authorizing the transfer of the respective assets to the Operating Trusts. See Plan Section 24.1. With respect to the PGE Trust, the authorization of the OPUC and the FERC may be required prior to the contribution of the common stock of Portland General into the PGE Trust and the distribution of such stock to the creditors.
27/ Plan Section 24.2.

               purpose. A liquidating trust is treated as a trust for purposes of the Internal Revenue Code because it is formed with the objective of liquidating particular assets and not as an organization having as its purpose the carrying on of a profit-making business which normally would be conducted through business organizations classified as corporations or partnerships. However, if the liquidation is unreasonably prolonged or if the liquidation purpose becomes so obscured by business activities that the declared purpose of liquidation can be said to be lost or abandoned, the status of the organization will no longer be that of a liquidating trust.

For all federal income tax purposes, all parties (including the Debtors, the Operating Trustee, and the beneficiaries of the Operating Trusts) must treat the transfer of assets to the respective Operating Trusts as a transfer to the holders of certain allowed claims, followed by a transfer by such holders to the respective Operating Trusts. The beneficiaries of the Operating Trusts are treated as the grantors thereof. Consistent with this view, under the Operating Trust Agreements, on the Effective Date the Debtors will have no obligation to provide any funding with respect to any of the Operating Trusts.

          The rights of the Operating Trustees to invest assets transferred to the Operating Trusts, the proceeds thereof, or any income earned by the respective Operating Trusts, will be limited to the right and power to invest such assets (pending periodic distributions) in cash equivalents. The Operating Trustees must distribute at least annually to the holders of the respective Operating Trust Interests all net cash income plus all net cash proceeds from the liquidation of assets, but the Operating Trustees may retain amounts necessary to satisfy liabilities and to maintain the value of the assets of the Operating Trusts during liquidation and to pay reasonable administrative expenses. The Operating Trusts must terminate no later than the third anniversary of the Confirmation Date, provided, however, that the Bankruptcy Court may extend the term of the Operating Trusts for additional periods not to exceed three years in the aggregate if it is necessary to liquidate the assets of the Operating Trusts.

          The IRS has stated that an organization created under chapter 11 of the Bankruptcy Code to be a liquidating trust will be characterized as a liquidating trust if it meets certain requirements. In particular, the IRS requires the trustee of a liquidating trust to commit to make continuing efforts to dispose of the trust assets, make timely distributions, and not unduly prolong the duration of the trust. These requirements are all incorporated into the Plan.\28

               2. Formation of Prisma and CrossCountry and the Disposition of the Debtors' Other Assets, Generally

          In addition to the divestiture of Portland General, other key aspects of the Plan include the formation of holding companies, Prisma Energy International Inc. ("Prisma") and

-----------

28/ See generally, Plan Article XXIV. See also, Rev. Proc. 94-45, 1994-2 CB 684, amplifying and modifying Rev. Proc. 82-58, 1982-2 CB 847, and Rev. Proc. 91-15, 1991-1 CB 484.

CrossCountry Energy Corp. ("CrossCountry").\29 Prisma is a Cayman Islands entity formed initially as a holding company pending the transfer of certain international energy infrastructure businesses that are indirectly owned by Enron and certain of its affiliates. CrossCountry is a Delaware corporation that would hold Enron's pipeline businesses, which provide natural gas transportation services through an extensive North American pipeline infrastructure. As part of the Plan, creditors would receive shares of Prisma and CrossCountry, interests in a trust or other entity formed to distribute these assets, or cash proceeds of the sale of Prisma or CrossCountry. The Plan also makes provision for the distribution of other assets of the Debtors' estate, including in excess of $6 billion in cash, the proceeds of the liquidation or divestiture of businesses that do not fit into Prisma and CrossCountry, and the value of certain claims that Enron is pursuing against various professional service firms and financial institutions such as commercial and investment banks. Additional detail with respect to Prisma and CrossCountry is provided below:

a.         Prisma

          Prisma, a Cayman Islands limited liability company, was organized on June 24, 2003 for the purpose of acquiring the Prisma Assets, which include equity interests in the identified businesses, intercompany loans to the businesses held by affiliates of Enron, and contractual rights held by affiliates of Enron. Enron and its affiliates will contribute the Prisma Assets to Prisma in exchange for shares of Prisma Common Stock commensurate with the value of the Prisma Assets contributed.

          The contribution of the Prisma Assets is expected to be effected pursuant to the Prisma Contribution and Separation Agreement to be entered into among Prisma and Enron and several of its affiliates. It is anticipated that the Prisma Contribution and Separation Agreement, which is currently being negotiated, will be submitted for Bankruptcy Court approval either as part of the Plan Supplement or by a separate motion.

          Prisma and Enron and its affiliates also expect to enter into certain ancillary agreements, which may include a new Transition Services Agreement, a tax allocation agreement ("Prisma Tax Allocation Agreement") and a Cross License Agreement. The employees of Enron and its affiliates who have been supervising and managing the Prisma Assets since December 2001, became employees of a subsidiary of Prisma effective on or about July 31, 2003. In connection therewith, as approved by the Bankruptcy Court,\30 Enron and its affiliates entered into four separate Transition Services Agreements pursuant to which such employees will continue to supervise and manage the Prisma Assets and other international assets and interests owned or operated by Enron and its affiliates. The ancillary agreements, together with the Prisma Contribution and Separation Agreement, will govern the relationship between Prisma and Enron and its affiliates subsequent to the contribution of the Prisma Assets, provide for the performance of certain interim services, and define other rights and obligations until the distribution of shares of capital stock of Prisma pursuant to the Plan or the sale of the stock to a

--------------
29/ Of the approximately 1,800 entities in the Enron group of currently, approximately 82 entities would become part of Prisma and 15 would be contributed to CrossCountry. The remaining entities would be sold or liquidated in accordance with the Plan.
30/ Docket No. 11915, In re Enron Corp., et al., Chapter 11 Case No. 01-16034
(AJG), July 24, 2003 (U.S. Bankruptcy Court, S.D.N.Y.); Docket No. 13710, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Oct. 24, 2003 (U.S. Bankruptcy Court, S.D.N.Y.).

third party. In addition, the Prisma Contribution and Separation Agreement or the ancillary agreements are expected to set forth certain shareholder protection provisions with respect to Prisma and may contain indemnification obligations of the Prisma Enron Parties.

          No operating businesses or assets have been transferred to Prisma at this time; however, subject to obtaining requisite consents, the Debtors intend to transfer the businesses described above to Prisma either in connection with the Plan or at such earlier date as may be determined by Enron and approved by the Bankruptcy Court.

          Prisma will be engaged in the generation and distribution of electricity, the transportation and distribution of natural gas and liquefied petroleum gas, and the processing of natural gas liquids. If all businesses are transferred to Prisma as contemplated, Prisma will own interests in businesses whose assets will:

          o Include over 9,600 miles of natural gas transmission and distribution pipelines;

          o Include over 56,000 miles of electric transmission and distribution lines;

          o    Include over 2,100 MW of electric generating capacity;

          o    Serve 6.5 million LPG, gas, and electricity customers;

          o    Be located in 14 countries; and

          o    Employ over 7,900 people.

          It is contemplated that the operating businesses contributed to Prisma would be engaged in the businesses described above and businesses related or incidental thereto. Applicants do not expect that any significant non-energy related business would be made a part of Prisma.\31

------------
31/Prisma will likely own sixteen companies formed in the United States. The principal asset of Prisma in the United States will likely be the service company, Prisma Energy International Services LLC, that employs the United States-based employees that help manage or otherwise provide support to Prisma Assets. Prisma also owns Global Expat Services LLC, a service company for expatriated employees. Only two of the U.S. Prisma companies are operating companies and these companies have been certified as FUCOs (Marianas Energy Company, LLC, operating in Guam and Puerto Quetzal Power LLC, operating in Guatemala). The remaining Prisma companies formed in the United States either provide technical and O&M services to FUCOs that are owned by Prisma or are intermediate holding companies. Most of them also have been certified as FUCOS or are subsidiaries of a FUCO. These companies are: Enron Panama Services LLC (provides technical services to the BLM project; FUCO); Enron International Development Services LLC (provides technical services to the Centragas project; this company has not been certified as a FUCO and is not the subsidiary of a FUCO; the company falls under the Enron Power Corp./Enron Corp./ACFI/Enron Development Corp. chain of ownership); Enron Development Piti Holdings Corp. (intermediate holding company for the Guam project; FUCO); EI Guam Operations LLC (provides technical services to the Guam project; FUCO); Puerto Quetzal Power Corp. (O&M operator for the Puerto Quetzal project; FUCO); Enron International Korea LLC (intermediate holding company for SK-Enron; subsidiary of Enron Asia Pacific/Africa/China LLC, a FUCO ); Enron Power Philippines Operating Corp. (joint O&M operator of Subic project; FUCO); Enron Transredes Services LLC (provides technical services to Transredes; subsidiary of Enron International Asset Management Corp., a FUCO and the parent of Enron International Americas LLC who owns Enron Tranredes Services LLC); ET Power I LLC (intermediate holding company for the Trakya project; FUCO); LFT Power I LLC (intermediate holding company for the Trakya project; FUCO); LFT Power III LLC (intermediate holding company for the Trakya project, FUCO); Enron International Americas LLC (holding company for international service companies; subsidiary of Enron International Asset Management Corp., a FUCO and an Enron debtor company).

          Prisma will be an energy infrastructure company providing energy generation, transportation, processing, and distribution services. By concentrating on its core competencies of owning and operating energy infrastructure assets in diverse international locations, Prisma intends to focus on being a low-cost, efficient operator in the markets it serves. Prisma's anticipated objective is to generate stable cash flow, earnings per share, and dividends, and to grow each of these through growth projected within the existing portfolio of businesses. The corporate affairs of Prisma will be governed by its memorandum and articles of association, amended and restated versions of which will accompany the Prisma Contribution and Separation Agreement, and by the laws of the Cayman Islands.

          In addition to Bankruptcy Court approval, the transfer of the businesses described above to Prisma will require the consent of other parties, including, but not limited to, governmental authorities in various jurisdictions. If any such consents are not obtained, then at the discretion of Enron, with the consent of the Creditors' Committee, as contemplated in the Plan, one or more of these businesses may not be transferred to Prisma, but instead will remain directly or indirectly with Enron.

          Applicants intend that Prisma will certify as a foreign utility company ("FUCO") under Section 33 under the Act prior to the transfer of the businesses described above to Prisma. The transfer of such businesses to Prisma in exchange for interests in Prisma would generally be exempt under Section 33(c)(1) of the Act. Nevertheless, certain indemnification agreements between Enron group\32 companies in connection with the contribution of the Prisma Assets would constitute the extension of credit among associate companies and would require Commission authorization under Section 12(b) of the Act and Rule 45(a) thereunder. In addition, the Prisma Tax Allocation Agreement to be entered into among Prisma, Enron and certain Enron affiliates, is expected to require Prisma to be obligated to make dividend distributions to its shareholders in certain minimum amounts (to the extent of available cash) so long as Enron or any affiliate or the Disputed Claims reserve is required to include amounts in income for federal income tax purposes in respect of the ownership of Prisma shares. In the Omnibus Application, Applicants requested authorization to enter into indemnification agreements and the Tax Allocation Agreement in connection with the formation of Prisma as authorized by the Bankruptcy Court and as described above. In addition, Prisma will seek to avail itself of any other authorizations granted to Enron's subsidiaries in connection with the Omnibus Application such as authorizations relating to dividends and reorganizations.

               b. CrossCountry

          CrossCountry was incorporated in the State of Delaware on May 22, 2003. On June 24, 2003, CrossCountry and the CrossCountry Enron Parties entered into the original CrossCountry Contribution and Separation Agreement providing for the contribution of Enron's direct and indirect interests in its interstate pipelines and other related assets to CrossCountry. On September 25, 2003, the Bankruptcy Court issued an order approving the transfer of the pipeline

---------------
32/ "Enron group" includes all of Enron's subsidiaries, whether or not they are Debtors.

interests and the related assets from the CrossCountry Enron Parties to CrossCountry and other related transactions, pursuant to the original CrossCountry Contribution and Separation Agreement. That order contemplates that the parties may make certain modifications to the original Contribution and Separation Agreement. The parties are negotiating an Amended and Restated Contribution and Separation Agreement that incorporates certain changes to the original Contribution and Separation Agreement including the substitution of CrossCountry Energy LLC ("CrossCountry LLC") in place of CrossCountry as the holding company owning the pipeline interests.\33

          Pursuant to the Amended and Restated Contribution and Separation Agreement, Enron and certain of its affiliates would contribute their ownership interests in certain gas transmission pipeline businesses and certain non-utility service companies to CrossCountry LLC in exchange for equity interests in CrossCountry LLC. The closing of the transactions contemplated by the Amended and Restated Contribution and Separation Agreement is expected to occur as soon as possible. It is anticipated that, following confirmation of the Plan and prior to the CrossCountry Distribution Date, the equity interests in CrossCountry LLC will be exchanged for equity interests in CrossCountry Distributing Company in the CrossCountry Transaction. As a result of the CrossCountry Transaction, CrossCountry Distributing Company will obtain direct or indirect ownership in the Pipeline Businesses and certain services companies described below. CrossCountry LLC's principal assets will, upon closing of the formation transactions, consist of the following:

               o A 100% indirect ownership interest in Transwestern Holdings Company, Inc. ("Transwestern"), which, through its subsidiary Transwestern Pipeline Company, owns an approximately 2,600-mile interstate natural gas pipeline system that transports natural gas from western Texas, Oklahoma, eastern New Mexico, the San Juan basin in northwestern New Mexico and southern Colorado to California, Arizona, and Texas markets. Transwestern's net income for the year ended December 31, 2002 was $20.7 million.

               o A 50% ownership interest in Citrus Corp. ("Citrus"), a holding company that owns, among other businesses, Florida Gas Transmission Company ("FGT"), a company with an approximately 5,000-mile natural gas pipeline system that extends from South Texas to South Florida. An affiliate of CrossCountry operates Citrus and certain of its subsidiaries. Citrus's net income for the year ended December 31, 2002 was $96.6 million, 50% of which, or $48.3 million, comprised Enron's equity earnings. CrossCountry LLC is expected to hold its interest in Citrus through its wholly owned subsidiary, CrossCountry Citrus Corp.

               o A 100% interest in Northern Plains Natural Gas Company ("Northern Plains"), which directly or through its subsidiaries holds 1.65% out of an aggregate 2% general-partner interest and a 1.06% limited-partner interest in Northern Border Partners, L.P. ("Northern Border") a publicly traded limited partnership (NYSE: NBP), that is a leading transporter of natural gas

-----------
33/ Docket No. 13381, In re Enron Corp., et al., Chapter 11 Case No. 01-16034
(AJG), Oct. 8, 2003 (U.S. Bankruptcy Court, S.D.N.Y.); Docket No. 14560, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Dec. 1, 2003 (U.S. Bankruptcy Court, S.D.N.Y.).

                    imported from Canada to the Midwestern United States. Pursuant to operating agreements, Northern Plains operates Northern Border's interstate pipeline systems, including Northern Border Pipeline, Midwestern, and Viking. Northern Border also has (i) extensive gas gathering operations in the Powder River Basin in Wyoming, (ii) natural gas gathering, processing and fractionation operations in the Williston Basin in Montana and North Dakota, and the western Canadian sedimentary basin in Alberta, Canada, and (iii) ownership of the only coal slurry pipeline in operation in the United States. Northern Border's net income for the year ended December 31, 2002 was $113.7 million, of which $9.1 million comprised Enron's equity earnings.

          These companies have a history of expanding their pipeline systems to meet growth in market demand and to increase customers' access to additional natural gas supplies. These expansions not only provide the individual interstate pipeline businesses with additional net income and cash flow, but also are important factors in maintaining and enhancing their market positions. Historically, the interstate pipeline businesses have undertaken expansions when they are backed by long-term firm contract commitments. In addition, the pipelines have historically made acquisitions to meet market growth and gain access to gas supplies.

          It is expected that the contribution of the interests in the gas pipeline businesses to CrossCountry LLC under the Amended and Restated Contribution and Separation Agreement, in exchange for equity interests in CrossCountry LLC, would be exempt capital contributions under Rule 45(b)(4) under the Act. Agreements among companies in the Enron group to indemnify other Enron group companies in connection with the contribution of these businesses and the financing of the CrossCountry entities would, however, constitute extensions of credit among associate companies under Section 12(b) of the Act and Rule 45(a) thereunder. Intercompany indemnifications are necessary to implement the goal of having all of the pipeline related assets and liabilities at CrossCountry and all of the non-pipeline related assets and liabilities in other entities.

          In addition, the Amended and Restated Contribution and Separation Agreement contemplates that a tax allocation agreement ("CrossCountry Tax Allocation Agreement") would be entered into among CrossCountry and its subsidiaries and Enron. The CrossCountry Tax Allocation Agreement would comply with the requirements of Rule 45(c) under the Act in all material respects, except that it would permit Enron to receive payment from the subsidiaries filing jointly with Enron for the value of any net operating losses of other tax attributes that resulted in a reduction in the consolidated tax, ratably with any other Enron subsidiary also contributing such tax benefits to the consolidated tax group. In the Omnibus Application, Applicants request authorization to enter into the CrossCountry transaction consistent with the authorization granted by the Bankruptcy Court and with the terms and conditions of the Amended and Restated Contribution and Separation Agreement, including, but not limited to, the indemnification agreements, the Tax Allocation Agreement, and related financing transactions in connection with the formation of CrossCountry as authorized by the Bankruptcy Court and as described above.

               c. Other Assets and Claims

          Pursuant to the Plan, any Remaining Assets not converted to cash as of the Effective Date will continue to be liquidated for distribution to holders of Allowed Claims in the form of Creditor Cash. In the event that the Debtors and the Creditors' Committee jointly determine to create the Remaining Asset Trusts on or prior to the date on which the Litigation Trust is created, interests in the Remaining Asset Trusts will be deemed to be allocated to holders of Allowed Claims at the then estimated value of Remaining Assets. The allocation of Remaining Asset Trust Interests will form part of the Plan Currency in lieu of Creditor Cash and Creditors holding Allowed Claims will receive distributions on account of such interests in Cash as and when Remaining Assets are realized upon.

          The Plan provides for holders of Allowed General Unsecured Claims against Enron (which includes Allowed Guaranty Claims and Allowed Intercompany Claims) to share the proceeds, if any, from numerous potential causes of action. To the extent that the Litigation Trust and Special Litigation Trust are implemented, these causes of action shall be deemed transferred to Creditors on account of their Allowed Claims, and then be deemed to have contributed such causes of actions to either the Litigation Trust or the Special Litigation Trust in exchange for beneficial interests in such trusts. The Debtors shall include, in the Plan Supplement, a listing of the claims and causes of action, comprising Litigation Trust Claims and Special Litigation Trust Claims, and which may be transferred to and prosecuted by the Litigation Trust and the Special Litigation Trust.

          Upon the Effective Date, holders of Allowed Enron Preferred Equity Interests and Allowed Enron Common Equity Interests will receive in exchange for such interests Preferred Equity Trust Interests and Common Equity Trust Interests, respectively. The Preferred Equity Trust and Common Equity Trust will hold the Exchanged Enron Preferred Stock and Exchanged Enron Common Stock, respectively. Holders of the Preferred Equity Trust Interests and Common Equity Trust Interests will have the contingent right to receive cash distributions in the very unlikely event that the value of the Debtors' assets exceeds the Allowed Claims, but in no event will the Exchanged Enron Preferred Stock and Exchanged Enron Common Stock be distributed to such holders. The Preferred Equity Trust Interests and Common Equity Trust Interests will be uncertificated and non-transferable, except through the laws of descent or distribution.

          E.  Treatment of Claims

          The Plan generally classifies the creditors of, and other investors in, the Applicants into several classes. The treatment of each class of creditors is described in detail in the Plan and in the Disclosure Statement. The list below illustrates the descending order of priority of the distributions to be made under the Plan. In accordance with the Bankruptcy Code, distributions are made based on this order of priority such that, absent consent, holders of Allowed Claims or Equity Interests in a given Class must be paid in full before a distribution is made to a more junior Class. Notably, Applicants continue to believe that existing Enron common stock and preferred stock has no value. However, the Plan provides Enron stockholders with a contingent right to receive a recovery in the event that the total amount of Enron's assets, including recoveries in association with litigation and the subordination, waiver or disallowance of Claims in connection therewith, exceeds the total amount of Allowed Claims against Enron. No distributions will be made to holders of equity interests unless and until all unsecured claims are fully satisfied.

          o    Secured Claims

          o    Priority Claims

          o    General Unsecured and Convenience Claims

          o    Section 510 Senior Note Claims and Enron Subordinated Debenture
               Claims

          o    Penalty Claims and other Subordinated Claims

          o    Section 510 Enron Preferred Equity Interest Claims

          o    Enron Preferred Equity Interests

          o Section 510 Enron Common Equity Interests and Enron Common Equity Interests


          In addition to the distributions on pre-petition Claims described above, the Plan provides for payment of Allowed Administrative Expense Claims in full. The Plan further provides that Administrative Expense Claims may be fixed either before or after the Effective Date.

          F.   The Creditor Solicitation and Confirmation of the Plan

          In accordance with the Disclosure Statement Orders, on or before February 3, 2004, the Debtors mailed approximately 37,000 solicitation packages to creditors holding claims entitled to vote on the Plan.\34 Each solicitation package includes a notice of the confirmation hearing, voting instructions, a ballot, letters of support from the Creditors' Committee and the ENA Examiner, and a CD-ROM containing the Disclosure Statement (including the Plan as an exhibit thereto). Additional solicitation packages may be mailed if disputed claims are temporarily allowed for voting purposes. Moreover, the Debtors have entered into stipulations with the applicable fiduciary (typically an indenture trustee, trustee or agent bank) on ten of the prepetition financing transactions and related transactions regarding solicitation procedures on disputed claims asserted by such fiduciaries. If these stipulations are approved, then additional solicitation packages may be mailed to each fiduciary's constituency.\35 For all parties, the deadline for submission of ballots and objections to confirmation is March 24, 2004, provided, however, that, in those instances where there are multiple tiers to the balloting process, the

--------------
34/ In many instances, the Solicitation Packages included multiple Ballots. In the aggregate, approximately 63,000 Ballots were mailed. It should be noted that this number does not include Solicitation Packages or Ballots for disputed claims.
35/ While the Debtors reserve their right to oppose temporary allowance of any and all of the disputed claims, if all such claims were temporarily allowed for voting purposes and the pending fiduciary stipulations are approved, then the Debtors estimate that they would mail an additional 5,000 - 10,000 Ballots and Solicitation Packages.

underlying beneficial holders may be required to submit their ballots in advance to allow sufficient time for tabulation and submission of a master ballot.

          In addition to the mailing of solicitation packages, on or before February 3, 2004, the Debtors mailed notices of nonvoting status and notice of the confirmation hearing to approximately 4,500 unimpaired creditors, 65,000 parties to executory contracts that have neither been assumed nor rejected at this time, 6,000 impaired creditors, and 397,000 preferred, common and other equity holders. March 24, 2004 is also the deadline for these parties to object to confirmation.

          Over and above these mailings, the Plan, Disclosure Statement and the Disclosure Orders are available, free of charge, by accessing enron.com/corp/por. This website also includes thousands of pages of documents referred to in or related to the Disclosure Statement (including, but not limited to, each of the reports of the ENE Examiner and various SEC filings made by Enron, Portland General and Northern Border). Moreover, within one Business Day following the March 9, 2004 filing of the Plan Supplement, the Plan Supplement will be made available via this website. The Commission's report on the Plan would also be made available with the Plan Supplement. For those parties in interest for whom using a CD-ROM or accessing the internet poses a hardship, paper copies of the Disclosure Statement and Plan will be made available.

          The Bankruptcy Court has scheduled the Confirmation Hearing to commence on April 20, 2004. The Plan may be confirmed by the Bankruptcy Court, even if creditors vote to reject the Plan, if the court finds that the Plan treats creditors fairly. As noted in the letter of the ENA Examiner, a copy of which is annexed hereto as Exhibit T, the ENA Examiner has determined that the Plan is fair and equitable. To confirm the Plan, the Bankruptcy Court must find that (1) the Plan is feasible, (2) it is proposed in good faith, and (3) the Plan and the proponent of the plan are in compliance with the provisions of section 1129 of the Bankruptcy Code.

          Following confirmation of the Plan by the Bankruptcy Court, the Plan will become effective upon the satisfaction of certain conditions. Section 1.94 of the Plan specifies that the Effective Date will occur on the first business day after the Plan is confirmed after which the conditions to the effectiveness of the Plan have been satisfied or waived, but in no event earlier than December 31, 2004.\36 The conditions to the effectiveness of the Plan, set forth in
Section 37.1, are: (i) entry of the Bankruptcy Court confirmation order; (ii) the execution of documents and other actions necessary to implement the Plan;
(iii) the receipt of consents necessary to transfer assets to and establish Prisma and CrossCountry (described further below), and (iv) the receipt of consents necessary to issue the Portland General common stock under the Plan.\37

-------------
36/ Under Section 1.94, the Debtors and the Creditors' Committee, in their joint and absolute discretion, could designate another Effective Date that falls after the Confirmation Date.
37/ The Debtors, if jointly determined after consultation with the Creditors' Committee, may, after obtaining the requisite approvals, (a) form one (1) or more holding companies to hold the common stock of the Entities to be created under the Plan and issue the common equity interest therein in lieu of the common stock to be issued under the Plan and (b) form one (1) or more limited liability companies or corporations in lieu of the entities to be created hereunder and issue the membership interests therein in lieu of the common stock to be issued under the Plan; provided, however, that no such structures shall materially adversely affect the substance of the economic and governance provisions contained in the Plan.

          Implementing the Plan will involve the Debtors making distributions to creditors required by the Plan, reporting on the status of Plan consummation, and applying for a final decree that closes the cases after they have been fully administered, including, without limitation, reconciliation of claims. As such, administration of the estates in conjunction with the Bankruptcy Court will continue post confirmation, in the manner described above, including the resolution of over one thousand adversary proceedings.

          G.   Administration of the Estates

               1. Post-Confirmation Administration

          As part of the global compromise under the Plan, the governance and oversight of these chapter 11 cases will be streamlined. On the Effective Date, a five-member board of directors of Reorganized ENE will be appointed, with four of the directors to be designated by the Debtors after consultation with the Creditors' Committee and one of the directors to be designated by the Debtors after consultation with the ENA Examiner. Section 1129(a)(5) of the Bankruptcy Code requires that, to confirm a chapter 11 plan, the plan proponent disclose the identity and affiliations of the proposed officers and directors of the reorganized debtors; that the appointment or continuance of such officers and directors be consistent with the interests of creditors and equity security holders and with public policy; and that there be disclosure of the identity and compensation of any insiders to be retained or employed by the reorganized debtors. 11 U.S.C. ss. 1129(a)(5). The Debtors intend to file such information in the Plan Supplement no later than fifteen (15) days prior to the Ballot Date.\38 The terms and manner of selection of the directors of each of the other Reorganized Debtors will be as provided in the Reorganized Debtors Certificate of Incorporation and the Reorganized Debtors By-laws, as the same may be amended.

          The ENA Examiner will (i) cease his routine reporting duties, unless otherwise directed by the Bankruptcy Court, and (ii) retain his status (other than his limited investigatory role) pursuant to orders of the Bankruptcy Court entered as of the date of the Disclosure Statement Orders. Pending the Effective Date of the Plan, the ENA Examiner will continue his current oversight and advisory roles as set forth in prior orders of the Bankruptcy Court, subject to the right of the Debtors, in their sole discretion, to streamline existing internal processes, including cash management and other transaction review committees.

          Notwithstanding that the Debtors may streamline their internal processes, the information typically provided to the ENA Examiner will continue to be provided so as to ensure the ENA Examiner can fulfill his oversight functions. The Creditors' Committee will be dissolved on the Effective Date, except as provided below.

-------------
38/ In the event that, during the period from the Confirmation Hearing up to and including the Effective Date, circumstances require the substitution of one (1) or more persons selected to serve on the board of directors of Reorganized ENE, the Debtors will file a notice thereof with the Bankruptcy Court and, for purposes of section 1129 of the Bankruptcy Code, any such replacement person will be deemed to have been selected and disclosed prior to the Confirmation Hearing.

               2. Post-Effective Date Administration

          Upon appointment of the new board of Reorganized ENE, from and after the Effective Date, the Creditors' Committee will continue to exist only for limited purposes relating to the ongoing prosecution of estate litigation. Specifically, the Creditors' Committee will continue to exist only (a) to continue prosecuting claims or causes of action previously commenced by it on behalf of the Debtors' estates, (b) to complete other litigation, if any, to which the Creditors' Committee is a party as of the Effective Date (unless, in the case of (a) or (b), the Creditors' Committee's role in such litigation is assigned to another representative of the Debtors' estates, including the Reorganized Debtors, the Litigation Trust or the Special Litigation Trust) and
(c) to participate, with the Creditors' Committee's professionals and the Reorganized Debtors and their professionals, on the joint task force created with respect to the prosecution of the Litigation Trust Claims pursuant to the terms and conditions and to the full extent agreed between the Creditors' Committee and the Debtors as of the date of the Disclosure Statement Orders. Thus, virtually all of the decisions that will need to be made with respect to, among other things, (i) the disposition of the Debtors' Remaining Assets, (ii) the reconciliation of Claims and (iii) the prosecution or settlement of numerous claims and causes of action (other than specific litigation involving the Creditors' Committee, as set forth above), will be made by Reorganized ENE through its agents, and the board of Reorganized ENE appointed after consultation with the Creditors' Committee and the ENA Examiner will oversee such administration. Applicants believe that the foregoing post-Effective Date administration is consistent with the goals of reducing the expenses in the chapter 11 cases and will thereby maximize recoveries to creditors entitled to distributions under the Plan.

          The Plan does provide, however, that the ENA Examiner may have a continuing role during the post-Effective Date period. Within 20 days after the Confirmation Date, the ENA Examiner or any creditor of ENA or its subsidiaries will be entitled to file a motion requesting that the Bankruptcy Court define the duties of the ENA Examiner for the period following the Effective Date. If no such pleading is timely filed, the ENA Examiner's role will conclude on the Effective Date. The Plan's flexibility in this regard is not intended nor will it be deemed to create a presumption that the role or duties of the ENA Examiner should or should not be continued after the Effective Date; provided, however, that in no event will the ENA Examiner's scope be expanded beyond the scope approved by orders entered as of the date of Disclosure Statement Orders. In the event that the Bankruptcy Court enters an order defining the post-Effective Date duties of the ENA Examiner, notwithstanding the narrower scope of the Creditors' Committee envisioned by the Plan, the Creditors' Committee will continue to exist following the Effective Date to exercise all of its statutory rights, powers and authority until the date the ENA Examiner's rights, powers and duties are fully terminated pursuant to a Final Order. The Debtors and the Creditors' Committee intend to object to the continuation of the ENA Examiner during the post-Effective Date period.

          The Plan also provides for the appointment of a Reorganized Debtor Plan Administrator ("Administrator") on the Effective Date for the purpose of carrying out the provisions of the Plan. Pursuant to Section 1.226 of the Plan, the Administrator would be Stephen Forbes Cooper, LLC, an entity headed by Stephen Forbes Cooper, Enron's Acting

President, Acting Chief Executive Officer, and Chief Restructuring Officer.\39 In accordance with Section 36.2 of the Plan, the Administrator shall be responsible for implementing the distribution of the assets in the Debtors' estates to the Debtors' creditors, including, without limitation, the divestiture of Portland General common stock or the sale of that stock followed by the distribution of the proceeds to the Debtors' creditors. In addition, pursuant to the Plan, as of the Effective Date, the Reorganized Debtors will assist the Administrator in performing the following activities: (a) holding the Operating Entities, including Portland General, for the benefit of Creditors and providing certain transition services to such entities, (b) liquidating the Remaining Assets, (c) making distributions to Creditors pursuant to the terms of the Plan, (d) prosecuting Claim objections and litigation, (e) winding up the Debtors' business affairs, and (f) otherwise implementing and effectuating the terms and provisions of the Plan.

          Finally, in connection with the prosecution of litigation claims against financial institutions, law firms, accounting firms and similar defendants, a joint task force comprised of the Debtors, Creditors' Committee representatives and certain of their professionals was formed in order to maximize coordination and cooperation between the Debtors and the Creditors' Committee in this regard. Each member of the joint task force is entitled to, among other things, notice of, and participation in, meetings, negotiations, mediations, or other dispute resolution activities with regard to such litigation. Following the Effective Date, the Creditors' Committee representatives, together with the Creditors' Committee's professionals, may continue to participate in the joint task force.

          H.  Overall Fairness of the Plan

          The Debtors and the Creditors' Committee firmly believe that the global compromise embodied in the Plan is fair to each of the Debtors and their respective creditors and falls within the range of reasonableness required for approval by the Bankruptcy Court. The ENA Examiner has also agreed that the global compromise is within the range of reasonableness as to the creditors of ENA and its subsidiaries. The ENA Examiner has recommended that the ENA creditors vote in favor of the Plan. The ENA Examiner has stated that the settlement contained in the Plan is reasonable and that the treatment of the creditors of ENA and its subsidiaries therein is fair and reasonable. Accordingly, the ENA Examiner endorses a vote by such creditors in favor of the Plan and supports its confirmation.

-------------
39/ Mr. Cooper assumed this role at Enron on January 29, 2002, after Enron filed for bankruptcy under chapter 11. Mr. Cooper is also the chairman of Kroll Zolfo Cooper, LLC ("KZC"), and leads its Corporate Advisory and Restructuring Group. KZC is a consulting company that provides services in corporate recovery and crisis management, forensic accounting, and valuation. Mr. Cooper has over 30 years experience as a financial advisor and in leading companies through operational and financial reorganizations. He has represented both creditors and companies in distressed situations. In his capacity as Enron's CEO, Mr. Cooper has worked with the Enron board, the Creditors' Committee, and other stakeholders in the bankruptcy process to sell non-core businesses, rehabilitate assets, prosecute the Debtors' claims against banks and professional advisors, and to assist employees in either retaining their employment with Enron's ongoing businesses or to find new positions outside the Enron group. As such, Mr. Cooper is currently leading Enron and the other Debtors out of their current financial difficulties. Mr. Cooper works under the supervision of Enron's board of directors comprised of four individuals with extensive business and energy industry experience. The Enron board is wholly independent and each has the support of the Creditors' Committee.

          Although the Debtors and the Creditors' Committee believe the global compromise can be approved solely on the basis that the settlements contained therein fall within the range of reasonable outcomes, the benefits obtained from avoiding estate-wide litigation by creditors with conflicting interests cannot be overemphasized. Indeed, if a compromise had not been reached, the cost, delay, and uncertainty attendant to litigating the complex inter-estate issues resolved by the Plan would have resulted in substantially lower recoveries for most, if not all, creditors.

          With respect to the common Plan Currency concept for all creditors, this feature of the global compromise promotes efficiency without being unfair or inequitable. Concerns have previously been raised by certain creditors of ENA that the filing of a joint plan involving ENA and the other Debtors would be unfair because ENA has been in liquidation since shortly after the Initial Petition Date and should not be unnecessarily entangled with the estates of the other Debtors, including Enron. The ENA creditors would not be materially disadvantaged by the common Plan Currency feature because, irrespective of any global compromise, there is inescapable entanglement between the estates of ENA and Enron because ENA is the single largest creditor of Enron and its intercompany claim against Enron is ENA's single largest asset. Thus, distributions to ENA creditors necessarily depend in large part on what ENA recovers on its Intercompany Claim against Enron. Similarly, Enron's intercompany claims against EPMI and numerous other Debtors would result in assets of such other Debtors being transferred to Enron for further distribution to Enron's creditors, including ENA. Thus, while it is an integral feature of the global compromise, the common Plan Currency feature of the Plan is also justifiable for many of the Debtors because of the way in which value is transferred through intercompany claims. In any event, based on the Debtors' current estimates of asset values and Allowed Claims, Plan Currency is expected to be approximately two-thirds in the form of Creditor Cash and approximately one-third in the form of Plan Securities.

          As noted above, the Plan is constructed in conformity with the provisions of section 1129 of the Bankruptcy Code. As such, it adheres to the dictates of the "absolute priority" provisions of the Bankruptcy Code and applicable law. Notwithstanding that current valuations of the Debtors' assets do not indicate that a distribution will be made to the Debtors' preferred and common interest holders, the Plan does provide that, if (a) asset sales yield proceeds greater than currently projected and (b) recoveries associated with the resolution of litigation, including, without limitation, the subordination, waiver or disallowance of claims as a result of the Litigation Trust Claims and the Special Litigation Claims are at a level so that Creditors shall have received distributions which, in the aggregate, are equal to one hundred percent (100%) of their Claims, the Plan shall be modified to provide for distributions to preferred and common interest holders. Additionally, the Plan does not affect in any manner the recoveries that public bondholders and equity interest holders may receive as a result of pending class actions or other third party actions or with respect to the funds that have been recovered by the Commission for the benefit of such entities and individuals. See, Plan, Section 42.4.

Item 2.      Fees, Commission and Expenses

          The fees, commission and expenses paid or incurred, or to be paid or incurred by the Applicants in connection with the preparation and filing of this Application are not expected to exceed $200,000.

          In addition, the Applicants have incurred and will incur fees and expenses related to the ongoing bankruptcy proceedings and expenses related to the consummation of the transactions contemplated in the Plan. Pursuant to Rule 63, such fees are not subject to the approval of the Commission.

Item 3.      Applicable statutory provisions and legal analysis

          Sections 11 (f) and 11(g) of the Act and Rules 60, 62-64 are considered applicable to the proposed transactions. Specifically, Applicants seek the Commission's approval of the Plan pursuant to Section 11(f) of the Act and that the Commission issue a report on the Plan under Section 11(g) of the Act and Rule 62 thereunder to accompany the Disclosure Statement, together with the Commission's report approving the Plan and the disclosure statement.

          Applicants also request that any report issued by the Commission concerning the Plan under Section 11(g) determine that the Plan does not contravene the provisions of the Act or the regulations issued thereunder.
Section 11(f) of the Act does not provide a specific standard for the Commission to use in analyzing a chapter 11 plan. Instead, in approving such a plan, the Commission must conclude that the plan meets any applicable requirements of the Act. A number of statutory provisions would be applicable to the various transactions contemplated under the Plan. However, the Commission has found that it is more appropriate to consider chapter 11 plans in their entirety in the context of the goals and policies of the Act rather than to discuss individual transactions. See Holding Co. Act Release No. 27736 (Oct. 10, 2003). Applicants request that the Commission apply the same approach here and consider and approve the Plan in its entirety, taking into consideration the context in which it was developed by the Debtors and other stakeholders over the course of the chapter 11 cases.

          In addition, the Applicants have expressly sought authorization for the majority of the jurisdictional transactions relating to the implementation of the Plan in the Omnibus Application. To the extent that any transaction contemplated by the Plan is not specifically discussed in that application, Applicants hereby respectfully request authorization for such transaction. Further, to the extent that the transactions which are the subject matter of the Plan Application are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules and regulations other than those specifically referred to herein, a request for such authorization, approval or exemption is hereby made pursuant to Rule 64. As indicated above, however, Applicants will file a separate application requesting authorization to sell Portland General to an unaffiliated third party, or distribute Portland General shares to creditors or to the PGE Trust pursuant to the Plan.

          Applicants request that the Commission waive the filing of a separate Form U-R-1 since all the requisite information will be included in the disclosure statement filed as Exhibit I-2 hereto.

          It is requested that the authority be granted to file certificates under Rule 24 on a quarterly basis after the Effective Date with respect to the proposed transactions hereafter consummated pursuant to this Application, not later than 30 days following the end of each quarter. In addition, certain contemplated transactions may be accomplished over a period of


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time after an order is issued in this proceeding; therefore authorization is requested to implement the proposed transactions as described in the Application.

          Finally, as indicated above, Enron, IM and Enforcement have held discussions regarding a possible settlement agreement addressing (a) the registration of Enron as a public utility holding company under Section 5 of the Act, (b) the Plan, the solicitation of votes accepting or rejecting the Plan, and various transactions in furtherance of the chapter 11 cases that may require Commission authorization under the Act were Enron a registrant under the Act, and (c) the exemption application filed by Enron and other parties in SEC File No. 70-10190. Enron reserves the right to contest Commission jurisdiction over the Plan and the solicitation of creditors under Sections 11(f) and (g) of the Act if the Commission does not enter orders granting the Plan Application (and a report on the Plan consistent therewith) and the Omnibus Application in substantially the form proposed in the settlement offer, or if the Commission rejects the settlement offer.

Item 4.      Regulatory approvals

          The Bankruptcy Court has jurisdiction over the Plan. No other state or federal regulatory authorization is necessary in order to implement the transactions for which authorization is requested in this Application.

Item 5.      Procedure

          Applicants respectfully request the Commission to issue and publish forthwith the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify the minimum period allowed for the submission of comments.

          Pursuant to Rule 62(d), Applicants designate the date of the Commission's order granting the authorizations requested in the Application as the date on which the declaration regarding solicitations also would become effective. Prior to Enron's registration under the Act and pending the receipt of the Commission's order, Applicants intend to continue the solicitation of creditor votes on the Plan in the manner directed by the Bankruptcy Court pursuant to the Disclosure Statement Orders and described in Section 1.F above.

          In addition, provided that the settlement offer made by Enron described herein is approved by the Commission, Applicants submit that (a) a recommended decision by a hearing or other responsible officer of the Commission is not needed, (b) IM may assist in the preparation of the Commission's decision, and (c) there should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

          Enron reserves the right to contest Commission jurisdiction over the Plan and the solicitation of creditors under Sections 11(f) and (g) of the Act if the Commission does not enter orders granting the Plan Application (and a report on the Plan consistent therewith) and the Omnibus Application in substantially the form proposed in the settlement offer, or if the Commission rejects the settlement offer.


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Item 6.   Exhibits and Financial Statements

Exhibits:

Exhibit B-1    Term sheet containing transaction details for the sale of the common stock of Portland General to Oregon Electric. (previously filed)
Exhibit B-2    Stock Purchase Agreement Between Oregon Electric Utility Company,
               LLC and Enron Corp. dated November 18, 2003, incorporated by reference to Exhibit G of the application of Stephen Forbes
               Cooper, LLC, PGE Trust and Enron Corp. in SEC File No. 70-10190.
Exhibit F-1    Opinion of counsel
Exhibit F-2    Past tense opinion of counsel (to be filed by amendment)
Exhibit G      Form of Notice (previously filed)
Exhibit H      List of Applicants (previously filed)
Exhibit I-1    Fifth Amended Joint Plan of Affiliated Debtors Pursuant to
               Chapter 11 of the United States Bankruptcy Code dated January 9,
               2004, incorporated by reference to Exhibit 2.1 of the Enron Corp.
               Current Report on Form 8-K dated January 9, 2004 (filed January
               12, 2004, SEC File No. 001-13159).
Exhibit I-2    Disclosure Statement for Fifth Amended Joint Plan of Affiliated
               Debtors Pursuant to Chapter 11 of the United States Bankruptcy
               Code dated January 9, 2004, incorporated by reference to Exhibit
               2.2 of the Enron Corp. Current Report on Form 8-K dated January
               9, 2004 (filed January 12, 2004, SEC File No. 001-13159).
Exhibit J-1    Docket No. 15303, In re Enron Corp., et al., Chapter 11 Case
               No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court,
               S.D.N.Y.), incorporated by reference to Exhibit H of the
               application of Stephen Forbes Cooper, LLC, PGE Trust and Enron
               Corp. in SEC File No. 70-10190.
Exhibit J-2    Docket No. 15296, In re Enron Corp., et al., Chapter 11 Case No.
               01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.),
               incorporated by reference to Exhibit I of the application of
               Stephen Forbes Cooper, LLC, PGE Trust and Enron Corp. in SEC
               File No. 70-10190.
Exhibit S-1    Services and Indemnity Agreement among GSS Holdings II, Inc.,
               Global Securitization Services, LLC and Portland General Electric
               Company, dated September 30, 2002 and Share Certificate.
               (previously filed)
Exhibit S-2    OPUC orders dated September 30, 2002 and January 13, 2003.
               (previously filed)
Exhibit T      Letter dated January 8, 2004 in which the ENA Examiner
               states that the Plan is fair and equitable. (previously filed)

Item 7.   Information as to Environmental Effects

          None of the matters that are the subject of this Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of human development" as those terms are used in section 102 (2)(c) of the National Environmental Policy Act. The matters that are the subject of this Application will not result in changes in the operation of Applicants that will have an impact on the environment. Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.


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                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned officers thereunto duly authorized.

Date: March 8, 2004

                                    ENRON CORP. on its behalf and on behalf of its subsidiaries listed on Exhibit H.

                                    By:  /s/ Raymond M. Bowen, Jr.
                                        --------------------------
                                    Name:  Raymond M. Bowen, Jr.
                                    Title: Executive Vice President and Chief
                                    Financial Officer of Enron Corp.


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                                  EXHIBIT INDEX

Exhibit F-1    Opinion of counsel